MARTEK
life enriched.™

life'sDHA
HEALTHY BRAIN, EYES, HEART

life'sARA
by MARTEK

Martek Biosciences Corporation Annual Report 2007



LETTER TO SHAREHOLDERS

Dear Fellow Martek Shareholders,

I am excited to share with you a review of Martek's fiscal year 2007 (FY'07) achievements as well as my outlook for fiscal year 2008 (FY'08). Martek entered FY'07 facing many uncertainties and challenges that needed to be addressed. Of particular concern to me was the impact of the restructuring of our manufacturing operations that occurred at the end of 2006, our declining gross margins, and our lack of a meaningful market presence outside of infant formula. To address these concerns, we focused our FY'07 efforts in four key areas: 1) improving gross margins and earnings, 2) expanding the international markets for our DHA and ARA for use in infant formula, 3) growing sales in markets for non-infant formula DHA applications, and 4) developing new products for future growth.

I am pleased to report that we successfully addressed each of those key focus areas in FY'07, resulting in: 1) gross margins improving every quarter of FY'07, helping to drive earnings per share higher by more than 20% (excluding restructuring charges and a one-time tax benefit); 2) infant formula sales growing 10.4% over fiscal year 2006 (FY'06), led by growth in international markets, particularly Asia; 3) DHA sales for markets beyond infant formula nearly doubling to almost $23 million, driven by our successful efforts to expand in the food/beverage and supplements (including those for pregnant and nursing women) markets; and 4) a growing pipeline of product candidates to support future growth. Most importantly, we established a solid foundation for even more significant improvements in FY'08.

Other noteworthy accomplishments in FY'07 included the following:

- Total revenue increased 13% to an all-time high of approximately $307 million.
- Cash flow from operations grew 29% to approximately $45 million, also an all-time high.
- We signed a multi-year sole-source supply agreement with Abbott, our second-largest infant formula customer, which, along with the Mead Johnson supply agreement signed in 2006, should secure two-thirds of our infant formula business under multi-year sole-source supply agreements through at least the end of 2011.
- Beyond infant formula, we signed several multi-year sole-source DHA supply agreements with leading food and beverage manufacturers and prescription prenatal product manufacturers.
- Martek's sales and marketing infrastructure was significantly enhanced through key hires and filling in the gaps in the group's management structure.
- Martek's DHA product offerings grew to include emulsions and a number of powder forms of DHA making it easier for our customers to incorporate Martek's *life'sDHA*™ into their products.

In addition, Martek's customers launched twenty-nine food and beverage products enhanced with *life'sDHA*™ in FY'07 as compared to only six in FY'06, and eighteen supplements and prescription products for pregnant and nursing women were launched, up significantly from only five in FY'06. Furthermore, several of Martek's customers introduced multiple follow-on products based on the success of their initial product launches.

Significantly, the important lifetime benefits of DHA, as demonstrated by a growing body of scientific and clinical data, are becoming more widely known to consumers and health care professionals around the world. This increased awareness, driven largely by the efforts of Martek and its partners, should further strengthen our prospects for growth in all of the markets we serve as we move ahead in 2008.

As a result of these accomplishments, Martek began FY'08 as a much stronger and better positioned company, both financially and operationally, laying the foundation for further progress in our key focus areas.

In 2008, we intend to continue to focus on increasing our revenues by growing our infant formula business and by further expanding our DHA business in other markets. Future growth in infant formula sales will take place mostly outside the United States since we have already captured approximately 97% of the U.S. market. We plan to grow our non-infant formula DHA business through: continuing to build our *life'sDHA*™ brand; entering into additional supply agreements with market-leading consumer packaged goods companies; gaining broader distribution of supplements containing our *life'sDHA*™, and by doing an even better job of making it easier for our customers to add *life'sDHA*™ into their food and beverage products.

We plan to continue building awareness of DHA and Martek's *life'sDHA*™ brand through a combination of focused marketing and public relations programs. As a result of our general requirement that our partners promote the *life'sDHA*™ brand as part of their advertising campaigns, I anticipate that you will see and hear a lot more about *life'sDHA*™ during FY'08. In aggregate, these activities will educate consumers about the lifetime benefits of DHA as well as drive greater awareness of the *life'sDHA*™ brand.

We will also continue to invest in developing the science behind DHA so that consumers will better understand the value of purchasing products containing *life'sDHA*™. To support our initiative to make it easier for our customers to add *life'sDHA*™ into their food and beverage products, we will seek to work with third parties and to bring more product development and formulation expertise in-house in order to develop proprietary and cost-effective new DHA formulations and product forms. I believe that all of these efforts will result in the launch of an even greater number and variety of food/beverage and supplement products containing *life'sDHA*™ in FY'08.

Financially, we plan to grow earnings in FY'08 through a combination of increased revenues and continued improvements in the cost of producing our products, while at the same time working to develop our pipeline of new products for future growth.

I am excited about 2008 and I firmly believe that the growing body of scientific evidence demonstrating the many health benefits of DHA for the brain, eyes and heart along with growing consumer awareness of these benefits and Martek's ability to provide high quality, high value products for the marketplace, is creating a very bright future for Martek.

In summary, I feel good about where we are, where we are headed, and all of the very talented, hard-working people we have on board at Martek to help get us there.

Sincerely,

Steve Dubin
CEO

Sections of this shareholder letter contain forward-looking statements. These statements are based upon numerous assumptions which Martek cannot control and involve risks and uncertainties that could cause actual results to differ. These statements should be understood in light of the risk factors set forth in the Company's filings with the Securities and Exchange Commission, including, but not limited to, the Company's Form 10-K for the fiscal year ended October 31, 2007 and other filed reports on Form 10-K, Form 10-K/A, Form 10-Q and Form 8-K.

OVERVIEW

Martek Biosciences Corporation is a leader in the innovation and development of omega-3 DHA products that promote health and wellness through every stage of life. The Company produces *life'sDHA*™, a vegetarian source of the omega-3 fatty acid DHA (docosahexaenoic acid), for use in infant formula, perinatal products, foods and beverages and dietary supplements, and *life'sARA*™, a vegetarian source of the omega-6 fatty acid ARA (arachidonic acid), for use in infant formula.

NUTRITIONAL PRODUCTS

We have developed production methods and intellectual property for two important fatty acids, DHA and ARA. We sell oils containing these fatty acids under the names *life'sDHA*™, DHASCO®, Neuromins®, ARASCO® *and life'sARA*™. We derive DHA from microalgae and ARA from fungi, using proprietary processes. Cell membranes throughout the body contain these fatty acids, and they are particularly concentrated in the brain, central nervous system, retina and heart. Research has shown that DHA and ARA may enhance mental and visual development in infants. In addition, research has shown that DHA may play a pivotal role in brain function throughout life and may reduce the risk of cardiovascular disease. Further research is underway to assess the role of supplementation with our DHA on mitigating a variety of health risks.

Adults may obtain DHA via a limited number of foods such as fish, eggs or organ meats. ARA may be obtained from foods such as red meats, fish and eggs. Pregnant women transfer DHA and ARA through the placenta to the fetus and lactating mothers pass DHA and ARA to infants through breast milk. While there are currently no universally recognized guidelines for daily consumption of DHA, several international scientific and health agencies have made recommendations for DHA and ARA consumption for infants and for DHA intake for pregnant and nursing women. In addition, a workshop sponsored by several groups, including the International Society for the Study of Fatty Acids and Lipids, recommended that adults consume at least 220 mg of DHA daily. The U.S. Department of Health and Human Services indicated that dietary consumption of DHA is well below this level. We believe that greater recognition of this possible dietary deficiency will result in an increase in demand for DHA-supplemented products. Recommendations for ARA consumption by adults have not been put forth and may not be necessary as adequate amounts of ARA are likely consumed in the typical adult diet.

Investigators at the National Institutes of Health ("NIH") and other research centers have observed a relationship between low levels of DHA and a variety of health risks, including increased cardiovascular problems, Alzheimer's disease and dementia and various other neurological and visual disorders. We sponsor and participate with others in research to determine the benefit of DHA supplementation on cardiovascular health, Alzheimer's disease and dementia. Additionally, there are ongoing studies using Martek oils considering the benefits of DHA supplementation during pregnancy and nursing to assess the outcomes on both mother and child.

In May 2001, the Food and Drug Administration ("FDA") completed a favorable review of our generally recognized as safe ("GRAS") notification for the use of our DHASCO® and ARASCO® oil blend in specified ratios in infant formulas. Since the first United States product introduction in February 2002, supplemented infant formulas manufactured by six of our licensees have been sold in the United States: Mead Johnson Nutritionals under the Enfamil®LIPIL® brand; the Ross Products Division of Abbott Laboratories under its Similac® ADVANCE® brand; Nestle under its Good Start® Supreme DHA & ARA brand; PBM Products Inc. under the brand Bright Beginnings™ and under private label brands, including Wal-Mart Parent's Choice™; Hain Celestial under the brand Earth's Best®; and Nutricia North America under the brand Neocate®. These supplemented infant formulas include term, preterm, soy-based, specialty and toddler products. As of October 31, 2007, we estimate that formula supplemented with our oils had penetrated approximately 95% of the U.S. infant formula market.

We have entered into license agreements with 28 infant formula manufacturers, who collectively represent approximately 70% of the estimated $8.5 to $9.5 billion worldwide wholesale market for infant formula and nearly 100% of the estimated $3.0 to $3.5 billion U.S. wholesale market for infant formula, including the wholesale value of Women, Infant & Children program ("WIC") rebates. WIC is a federal grant program administered by the states for the benefit of low-income, nutritionally at-risk women, infants and children. Our licensees include infant formula market leaders Mead Johnson Nutritionals, Nestle, Abbott Laboratories, Wyeth and Royal Numico, each of whom is selling infant formula supplemented with our nutritional oils. Our licensees are now selling infant formula products containing our oils collectively in over 70 countries. Supplemented infant formulas manufactured by Mead Johnson Nutritionals, Abbott Laboratories, PBM Products, Nestle, Hain Celestial and Nutricia North America are currently being sold in the United States. In addition, certain licensees are selling products in the United States and abroad that contain our nutritional oils and target the markets for children ages nine months to three years, as well as pregnant and nursing women.

In addition to the DHA used in infant formula, Martek holds patents on certain separate and distinct DHA technology, which we refer to as DHA-S, that is derived from a different algal strain than our DHA authorized for addition to infant formula. We have received a favorable review by the FDA of our GRAS notification for the use of DHA-S in food and beverage applications in the U.S. and have received similar approvals in Canada. We have also received authorization from the Ministry of Health in China (subject to certain conditions) and the Australia New Zealand Food Authority for the use of DHA-S oil in all foods and authorization from the European Commission for the use of our DHA-S oil as a novel food ingredient. This novel food designation authorizes the use of our DHA-S as an ingredient in certain foods such as certain dairy products, including cheese and yogurt (but not milk-based drinks), spreads and dressings, breakfast cereals, food supplements and dietary foods for special medical purposes in the European Community.

We are currently selling DHA-S products into the dietary supplement, food and beverage, pregnancy and nursing and animal feed markets domestically and internationally. Furthermore, we have signed DHA license and supply agreements with several large food and beverage companies, many of whom launched products containing Martek's DHA in fiscal 2007, and we anticipate additional product launches from certain of these companies during fiscal 2008. Martek's infant formula DHA and DHA-S are collectively marketed under the brand *life'sDHA*™.

CONTRACT MANUFACTURING

We provide certain contract manufacturing services at our Kingstree, South Carolina facility. The facility's large fermentation capacity and numerous types of recovery equipment allow us to customize production processes for our customers and produce at significant volumes. Our contract manufacturing services are particularly well-suited for the contracted production of enzymes, specialty chemicals, vitamins and agricultural specialty products.

PRODUCTS AND PRODUCT CANDIDATES

NUTRITIONAL OILS

Infant Formula Applications

Certain microalgae and fungi produce large quantities of oils and fats containing long-chain polyunsaturated fatty acids, known as PUFAs that are important to human nutrition and health. We have identified strains of microalgae that produce oils rich in DHA and have developed the means to grow them by fermentation. In addition, we have isolated and cultured a strain of fungus that produces large amounts of ARA.

DHA is the predominant omega-3 fatty acid in the brain and retina of the eye and is a key component of heart tissue in humans and other mammals. Both DHA and ARA are important for infant brain and eye development which occurs primarily in the last trimester in utero, and continues throughout the first few years of life. During pregnancy, DHA and ARA are actively transported from the mother to the fetus via the placenta. Following birth, the infant receives these fatty acids from either breast milk (which always contains DHA and ARA) or infant formula supplemented with DHA and ARA. With DHA-supplemented infant formula, formula-fed infants have blood and tissue levels of DHA that are similar to those of breastfed infants. DHA and ARA supplementation is especially important for premature infants who failed to complete the last trimester of pregnancy in utero. Studies of infant formulas containing our oils show that blood and tissue levels of DHA and ARA in formula-fed infants equal that of breastfed infants. DHA and ARA were added to U.S. infant formulas beginning in 2002, and Martek's DHA and ARA continue to be the only DHA and ARA included in infant formula in the U.S.

Fish oils can also be used for DHA supplementation in infant formula. However, we believe that for a number of reasons our DHA oil is more desirable for infant formula applications than fish oil or other sources of DHA. Our oils are derived from a vegetarian source and are grown under tightly controlled conditions. As a result, Martek oils do not contain contaminants such as methylmercury, polychlorinated biphenyls ("PCBs") and dioxins that may be found in certain fish oils. Our oils do not contain significant quantities of eicosapentaenoic acid ("EPA"), an omega-3 fatty acid found in fish which certain studies indicate is not appropriate for consumption by infants in high levels. Both algal and fish oils are in the form of easily digestible triglycerides similar to the major form found in breast milk. Martek oils have the benefit, however, of higher oxidative stability and longer shelf life than does fish oil. A study on premature infants conducted by Dr. M. T. Clandinin and others published in April 2005 in *The Journal of Pediatrics* directly compared infant formula supplemented with DHA from Martek oils to a formula supplemented with DHA from fish oil . Both formulas also contained ARA. The results showed that the formula supplemented with DHA from Martek oil was superior to the formula supplemented with DHA from fish oil in supporting growth in the manner most similar to that of breastfed infants at 18 months of age.

Although not all experts agree on the essentiality of DHA and ARA for infants, the following examples show the benefits of including DHA and ARA in the infant diet:

- An independent study conducted by Dr. E. Birch and others and published online in January 2007 in *Early Human Development* reported the results of a comparison between children who were breastfed as infants to both children who as infants used DHA and ARA supplemented formula and children who as infants did not use DHA and ARA supplemented formula. The results indicated that children who received the supplemented formula had visual and verbal IQ scores that did not differ significantly from children who had been breastfed and such scores were better than children who did not receive supplemented formula. Martek's oils were used in the study. This was a follow up to a study by Dr. E. Birch and others published in 2000 in *Developmental Medicine & Child Neurology*, which noted the results of a National Institutes of Health ("NIH")-sponsored study that showed a significant improvement in mental development in term infants given a commercially available infant formula supplemented with Martek DHA™ and ARA compared to infants fed the same formula, but without DHA and ARA. In the double-blind study, infants fed the diet supplemented with our oils showed, at 18 months of age, a mean increase of 7 points on the Mental Development Index ("MDI") of the Bayley Scales of Infant Development II. Researchers reported that "these data support a long-term cognitive advantage of infant dietary DHA supply during the first 4 months of life. The significant correlations...support the hypothesis that early dietary supply of DHA was a significant determinant of improved performance on the MDI."

- A study conducted by Dr. N. Pastor and others published in November 2006 in *Clinical Pediatrics* found that infants fed a formula containing 17 mg DHA and 34 mg ARA per 100 kcal had fewer episodes of bronchiolitis and bronchitis at ages 5, 7, and 9 months compared to infants receiving control formula not containing these added long-chain polyunsaturated fatty acids. This study used Martek's oils.

- A study conducted by Dr. C. Agostoni and others published in March 2006 in *Developmental Medicine & Child Neurology* found that in children with the rare genetic disorder phenylketonuria (PKU), the addition of DHA in formula was associated with improved visual scores. This study used Martek's oils.

- A study conducted by Dr. S. Hart and others published in August 2005 in the *Journal of Pediatric Psychology* revealed a positive correlation between DHA levels in breast milk and newborn neurobehavioral function. The study analyzed the DHA content of breast milk collected from 20 breastfeeding mothers nine days after delivery. At the same time, their infants were tested for neurobehavioral functioning using the Brazelton Neonatal Behavioral Assessment Scale (NBAS), a commonly used behavioral test. Analysis revealed a positive correlation between DHA levels in the mother's breast milk and the child's NBAS score.

- A study conducted by Dr. E. Birch and others published in April 2005 in the *American Journal of Clinical Nutrition* found that DHA and ARA supplementation of term infant formula during the first year of life resulted in improved visual function in 12-month old infants compared to those without supplementation. This study used Martek's oils.

- A summary of four randomized control trials conducted by Dr. S. Morale and others published in February 2005 in *Early Human Development* showed a continued benefit to visual development as the result of DHA and ARA supplementation in formula-fed infants throughout the first year of life.

- A study conducted by Dr. D. Hoffman and others published in the June 2003 issue of *The Journal of Pediatrics* reported that infants who were breast-fed from birth to between four and six months of age and then weaned onto formula supplemented with DHA and ARA experienced significantly improved visual development at one year of age compared to infants who were breast-fed and then weaned onto formula without DHA and ARA. This study used Martek's oils.

- A study conducted by Dr. E. Birch and others published in March 2002 in the *American Journal of Clinical Nutrition* found that infants who were breast-fed for six weeks and then weaned to DHA and ARA supplemented infant formula had significantly better visual acuity at 17, 26 and 52 weeks of age and significantly better stereoacuity at 17 weeks of age than infants who were weaned to non-supplemented formula. This study used Martek's oils.

DHA and ARA have been recognized as important in the infant diet and recommended for inclusion in infant formula by several expert panels, including: the United Nations Food and Agricultural Organization and the World Health Organization ("FAO/WHO"); International Society for the Study of Fatty Acids and Lipids sponsored workshop panel; an expert panel sponsored by the Child Health Foundation; and the British Nutrition Foundation ("BNF"). Recent additions to expert groups making recommendations regarding the addition of DHA and ARA to infant formula include:

- *Global Standard for the Composition of Infant Formula: Recommendations of an ESPGHAN Coordinated International Expert Group,* authored by Dr. B. Koletzko and others published in *Journal of Pediatric Gastroenterology and Nutrition* in November 2005, in which the International Expert Group, in view of beneficial effects, supported the optional addition of LCPUFA to infant formula. Their guidelines specify that the optional addition of DHA should not exceed 0.5% of total fat; ARA contents should be at least the same concentration as DHA; and the EPA content should not exceed that of DHA.

- *Feeding Preterm Infants After Hospital Discharge: A Commentary by the ESPGHAN Committee on Nutrition*, authored by Dr. P. Aggett and others published in *Journal of Pediatric Gastroenterology and Nutrition* in May 2006. The ESPGHAN Committee on Nutrition reviewed available evidence and established recommendations for feeding preterm infants after hospital discharge. The Committee recommends that formula-fed infants born prematurely should receive infant formula which provides long-chain polyunsaturated fatty acids for optimal growth and development. Martek DHA and ARA are long-chain polyunsaturated fatty acids added to preterm and term infant formula in the U.S. and worldwide.

Our sales of nutritional oils for infant formula were approximately $265.6 million, $240.5 million and $189.1 million in fiscal 2007, 2006 and 2005, respectively, which represents 91%, 94% and 93% of total product sales, respectively. Mead Johnson Nutritionals accounted for approximately 42%, 45% and 49% of our total product sales in fiscal 2007, 2006 and 2005, respectively. Abbott Laboratories accounted for approximately 18%, 16% and 17% of our total product sales in fiscal 2007, 2006 and 2005, respectively. Nestle accounted for approximately 11%, 12% and 11% of our total product sales in fiscal 2007, 2006 and 2005, respectively. Wyeth accounted for approximately 9%, 10% and 11% of our total product sales in fiscal 2007, 2006 and 2005, respectively. In addition, due to the success of supplemented infant formula, several of our licensees are selling extension products containing our oils beyond infant formula that are targeted for children ages nine months to three years of age.

Applications for Pregnant and Nursing Women

DHA is transferred from the mother to the fetus during pregnancy and particularly during the last trimester. Following birth, the mother transfers DHA to her newborn through breast milk. Therefore, an adequate intake of DHA during pregnancy and nursing is thought to be important and many public health agencies such as the World Health Organization ("WHO") and International Society for the Study of Fatty Acids and Lipids ("ISSFAL") have made recommendations for DHA intake during the perinatal period. During the PeriLip meeting, a European Union supported Consensus Conference on "Dietary Fat Intake During the Perinatal Period" (September 2005, Germany), the following recommendation was made regarding DHA consumption: "Pregnant and lactating women should aim to achieve a dietary intake of n-3 LCPUFA [omega-3 long-chain polyunsaturated fatty acid] that supplies a DHA intake of at least 200 mg/day." These recommendations and overall results of the PeriLip project were published in the *British Journal of Nutrition* (November 2007).

The September 2007 issue of the *Journal of the American Dietetic Association* included a position statement from the American Dietetic Association and Dietitians of Canada regarding dietary fatty acids. The groups emphasized the importance of DHA during pregnancy, lactation, and infancy and its particular importance for neural development and function. The groups also reviewed the importance of long chain omega-3 fatty acids for health and recommend that adults consume 500mg of long chain omega-3 fatty acids daily.

Supplementation of breastfeeding mothers with DHA has shown to increase the level of DHA found in breast milk. Studies have shown a benefit for breastfed infants of DHA-supplemented mothers as indicated below:

- A study conducted by Dr. C. Jensen and others published in July 2005 in the *American Journal of Clinical Nutrition* noted that infants of mothers who supplemented with *life'sDHA*™ while breastfeeding had improved psychomotor skills at 2 ½ years of age. The study involved 227 breastfeeding mothers who were given a 200 mg capsule of *life'sDHA*™ or placebo daily for 4 months beginning 5 days after delivery and revealed that children of DHA-supplemented mothers scored significantly higher on the Bayley Psychomotor Development Index (PDI), when compared to the children of the non-supplemented breastfeeding mothers. The study also confirmed that DHA supplementation while breastfeeding effectively increases DHA levels in the mother's milk as it noted that the mothers supplemented with DHA had 75% more DHA in their breast milk than the control group and their infants had 35% higher DHA blood levels than the control group infants. This study was partially funded by Martek.

- A study published by Dr. J. Cohen and others in November 2005 in the *American Journal of Preventive Medicine* provided a statistical analysis of many studies which had examined maternal fatty acid intake and effect on infant development. The results of the analysis showed that increases in maternal DHA intake are associated with modest improvements in child IQ.

- A study conducted by Dr. I. Helland and others published in January 2003 in *Pediatrics* found that mothers who supplemented their diet with fatty acids rich in DHA during pregnancy and nursing gave birth to children who scored higher on standardized intelligence and achievement tests at four years of age than those whose mothers supplemented with fatty acids that do not contain DHA. According to the study, data demonstrated that children born to mothers who had taken cod liver oil, which is rich in DHA and other omega-3 fatty acids, during pregnancy and nursing scored significantly higher (approximately 4.1 points) on the Mental Processing Composite of the K-ABC test as compared to children whose mothers had received corn oil.

- A study conducted by Dr. C. Smuts and others published in March 2003 in *Obstetrics and Gynecology* found that expectant mothers at risk for preterm birth, who increased their dietary intake of DHA during the last trimester of pregnancy through DHA enriched eggs from chickens whose feed contained Martek DHA, increased their length of gestation by six days compared to mothers who received regular eggs during late pregnancy. These researchers also published in the July/August 2004 issue of *Child Development* their study results showing that infants whose mothers had high DHA levels at birth had improved attention skills at 18 months of age.

Additional research is underway to further evaluate DHA supplementation during pregnancy and nursing. We are currently providing DHA supplements to several researchers who are evaluating potential benefits of maternal DHA supplementation during pregnancy and nursing on pregnancy outcomes and infant development.

Martek customers are currently selling products containing *life'sDHA*™ targeted to pregnant and nursing women as follows:

- Mead Johnson Nutritionals' Expecta™LIPIL®
- Life Fitness' Life's DHA™ Prenatal Multivitamin and DHA (exclusively at CVS/pharmacy and online at CVS.com)
- British Biologicals' Pro-PL Protein Supplement
- Everett Laboratories' prescription prenatal supplement Vitafol® -OB+DHA
- Sciele Pharma, Inc.'s prescription prenatal supplement OptiNate™;
- Mission Pharmacal's prescription prenatal supplement Citracal® Prenatal + DHA and Citracal® Prenatal 90 + DHA
- Vincent Foods, LLC's Oh Mama! nutrition bars
- NutraBella's Bellybar™ nutrition bars

Cognitive Function, Cardiovascular Health and Other Human Applications

Investigators at universities around the world and at other research centers, such as NIH, have observed a relationship between low levels of DHA and a variety of health risks, including increased cardiovascular problems, Alzheimer's disease and dementia and various other neurological and visual disorders. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. We, as well as others, are supporting studies to further investigate the potential benefit of DHA supplementation on cardiovascular health, and we, as well as others, including NIH, are conducting research regarding the impact of DHA supplementation on certain visual and neurological disorders.

DHA and cognitive function– Discussed below are the findings of several published studies and papers that highlight the benefits of DHA on neurological health as well as on the risk of Alzheimer's disease and age-related dementia.

- An independent study by Dr. R. McNamara and others published in the *Society of Biological Psychiatry* in July 2007 found a deficit in the total fatty acid composition of the orbitofrontal cortex and found a selective deficit in the level of DHA compared with controls in brain examinations of postmortem patients who had been diagnosed with major depression compared with controls. These findings add to the growing body of evidence showing a correlation between low tissue levels of DHA in neuropsychiatric diseases such as depression.

- A study published by Dr. K. Green and others in *The Journal of Neuroscience* in April 2007 used a transgenic mouse model of Alzheimer's disease to show that supplementation with DHA reduced the accumulation of both amyloid-beta and tau, two indicators of the disease in humans. This study used Martek's DHA oils and funding for the study was provided by Martek.

- A study published by Dr. E. Schaefer and others in the *Archives of Neurology* in November 2006 investigated the relationship of blood DHA levels and the development of dementia in a prospective follow-up study of the participants in the Framingham Heart Study. The results of the study noted that subjects with the highest levels of plasma DHA (top 20%) had a significant reduction in the risk of developing dementia from all causes. The study was partially funded by Martek.

- A scientific review on DHA performed by Dr. J. Marszalek and Dr. H. Lodish published in June 2005 in *Annual Review of Cell and Developmental Biology* suggests the significant role that DHA plays in the maintenance of normal neurological function.

- The results of an in vitro study conducted by Dr. W. Lukiw and others published in October 2005 in the *Journal of Clinical Investigation* suggest that DHA intake could benefit people with Alzheimer's disease by lowering the accumulation of amyloid-B peptides, which are associated with brain aging and Alzheimer's.

- The results of an in vitro study conducted by Dr. S. Florent and others published in November 2005 in the *Journal of Neurochemistry* notes that DHA enrichment likely induces changes in neuronal membrane properties that may assist in the prevention of Alzheimer's disease and other neurodegenerative diseases.

- The Agency for Healthcare Research and Quality ("AHRQ") of the United States Department of Health and Human Services issued in February 2005 a report on the effects of omega-3 fatty acids on cognitive function with respect to persons experiencing aging, dementia and neurological diseases. They stated: "Total omega3 FA [omega-3 fatty acid] consumption and consumption of DHA (but not ALA or EPA) were associated with a significant reduction in the incidence of Alzheimer's."

- In September 2004, the results of an animal study conducted by Dr. F. Calon and others and the UCLA School of Medicine and published in the journal *Neuron* noted the effects of Martek's DHA on the advancement of Alzheimer's disease in laboratory mice. The study found that a diet rich in DHA significantly lessened the memory loss and cell damage associated with Alzheimer's disease in laboratory mice. This laboratory extended these findings during 2005 with additional data. In vitro research conducted by Dr. N. Bazan and published in 2005 in *Molecular Neurobiology* detected a metabolite of DHA that appears to have a protective role in neural cell survival and Alzheimer's disease.

- In July 2003, the results of a study conducted by Dr. M.C. Morris and others published in the *Archives of Neurology* indicated that weekly consumption of fish and dietary intake of DHA, but not other omega-3 fatty acids, are associated with a reduced risk of Alzheimer's disease by up to 60 percent. The study examined whether fish consumption and the associated intakes of omega-3 fatty acids would afford a protective effect against Alzheimer's disease. A total of 815 subjects, aged 65 to 94, who were initially unaffected by Alzheimer's disease, participated in the study and were followed for an average of 3.9 years for the development of Alzheimer's disease. The study showed that in those individuals consuming the highest amounts of dietary DHA, the risk of developing Alzheimer's disease was reduced by up to 60 percent. The risk of developing Alzheimer's disease was not correlated with EPA consumption.

Additional research is needed to evaluate the role, if any, of DHA supplementation in reducing the risk of developing these diseases.

DHA and cardiovascular health– Discussed below are the findings of several published studies and papers that highlight the benefits of DHA on cardiovascular health while, in some cases, cautioning people of the potential risks associated with the intake of certain fish.

- A study published by Dr. D. Kelley and others in the *American Journal of Clinical Nutrition* in August 2007 found that DHA is effective in reducing the level of triglycerides in male hypertriglyceridemic patients. In this study, DHA alone was effective without EPA, the other omega-3 commonly found in fish oil, in reducing triglycerides. Hypertriglyceridemia (high triglyceride levels) in men is associated with an increased risk of cardiovascular disease and metabolic syndrome. Martek contributed the DHA supplements and funding for this study.

- An independent study by Dr. H. Theobald and others published in *The Journal of Nutrition* in April 2007 assessed the effects of low-dose DHA on blood pressure in healthy men and women from the United Kingdom. Compared with placebo, supplementation with Martek's *life'sDHA*™ (0.7 g/day for 3 months) significantly reduced diastolic blood pressure by 3.3 mm Hg.

- The results of a study by Dr. L. Keilson and others, which were presented in March 2007 at the American College of Cardiology 56th Annual Scientific Session, showed that supplementation with 2g of Martek DHA daily for six weeks reduced triglycerides by nearly 20%, reduced pulse rate by 5 beats per minute and reduced diastolic blood pressure by 4 mm Hg. The DHA-supplemented group also showed an 8% reduction in total cholesterol and a 5% increase in HDL (good) cholesterol level at six weeks. The study was conducted in men and women with hypertriglyceridemia who were already taking statin medications for the reduction of cholesterol. This study used Martek oils and funding for this study was provided by Martek.

- An independent study by Dr. L. Schwellenbach and others published in the *Journal of the American College of Nutrition* in December 2006 compared Martek's *life'sDHA*™ (algal oil) to DHA plus EPA (fish oil) for their ability to lower triglycerides in subjects with coronary artery disease and elevated triglycerides, most of whom were undergoing statin therapy. Both supplements significantly lowered triglycerides, but only *life'sDHA*™ increased high density ("good") cholesterol. The authors concluded that there was no added benefit provided by EPA for lowering triglycerides at this level. The authors of the study also indicated that *life'sDHA*™ was better tolerated by the study participants than fish oil, noting that a greater proportion of subjects in the fish oil group reported fishy taste as a problem with their treatment.

- A study published by Dr. A. Erkkilä and others in the *Journal of Lipid Research* in September 2006 noted an important relationship between plasma DHA levels and the reduced progression of cardiac disease. Specifically, women whose DHA levels were above the median at enrollment had slower progression of coronary artery stenosis over a three-year period. This effect was not seen with the other omega-3 fatty acids, ALA or EPA.

- A review conducted by Dr. C. Wang and others published in July 2006 in *The American Journal of Clinical Nutrition* stated that evidence suggests that increased consumption of long-chain omega-3 fatty acids, but not alpha-linolenic acid, reduces all cause mortality, cardiac and sudden death, and possibly stroke. *life'sDHA*™ is a long-chain omega-3 fatty acid.

- A Scientific Statement entitled "Diet and Lifestyle Recommendations Revision 2006" published by Dr. A. Lichtenstein and other members of the American Heart Association Nutrition Committee published in July 2006 in *Circulation* included a recommendation that people with documented heart disease consume approximately one gram of DHA and eicosapentaenoic acid (EPA) per week. They affirm that with appropriate medical advice, use of supplements may be substituted for fish.

- The results of a study conducted by Dr. K. Maki and others and published in the *Journal of the American College of Nutrition* in June 2005 demonstrated that *life'sDHA*™ lowered triglycerides by approximately 21%. These subjects consumed 1.5 grams DHA per day or a placebo for six weeks. This study was sponsored by Martek.

- Dr. K. Stark and Dr. B. Holub reported in May 2004 in the *American Journal of Clinical Nutrition* that DHA supplementation of 32 postmenopausal women with 2.8 grams DHA from Martek's DHA oil per day for 1 month resulted in a 20% reduction in triglycerides, a 6-10% increase in HDL cholesterol ("good" cholesterol) and a 7% reduction in heart rate relative to placebo, suggesting that DHA may favorably influence selected cardiovascular risk factors in postmenopausal women.

- In May 2002, in the publication *Circulation,* the American Heart Association ("AHA") issued a Scientific Statement entitled "Fish Consumption, Fish Oil, Omega-3 Fatty Acids, and Cardiovascular Disease." The Scientific Statement outlines the findings of a comprehensive report that examined the cardiovascular health benefit of omega-3 fatty acids, specifically DHA and EPA, from fish sources. The report concluded that consumption of such omega-3 fatty acids, either through diet or supplements, reduces the incidence of cardiovascular disease. The statement refers to studies that have indicated the following to be associated with the intake of omega-3 fatty acids:

  - decreased risk of sudden death and arrhythmia;
  - decreased thrombosis (blood clot);
  - decreased triglyceride levels;
  - decreased growth of atherosclerotic plaque;
  - improved arterial health; and
  - lower blood pressure.

  The Scientific Statement concluded that omega-3 fatty acids have been shown in epidemiological and clinical trials to reduce the incidence of heart disease and recommends that healthy individuals eat a variety of fish (preferably oily) at least twice a week. The statement cautioned, however, that fish intake "must be balanced with concerns about environmental pollutants" because some species of fish may contain significant levels of methylmercury, polychlorinated biphenyls ("PCBs"), dioxins, and other contaminants. Both the FDA and the Environmental Protection Agency have advised children, pregnant women, women who may become pregnant and nursing mothers to limit their intake of certain fish. In consideration of the health risks posed by such contaminants, the authors of the statement conclude by stating, "The availability of high-quality omega-3 fatty acid supplements, free of contaminants, is an important prerequisite to their extensive use." Martek's DHA oil is derived from a vegetarian source and is free of contaminants that may be found in fish oil.

In September 2004, the FDA announced that it would allow conventional foods and beverages and dietary supplements containing DHA and EPA to make a qualified health claim for reduced risk of coronary heart disease on their product packaging. A qualified health claim must be supported by credible scientific evidence. Upon review of this scientific evidence, the FDA concluded that supportive but not conclusive research shows that consumption of DHA and EPA may reduce the risk of coronary heart disease. This qualified health claim supports the benefit of Martek's DHA-S oil, as it contains both DHA and small amounts of EPA.

While there is not yet a scientific consensus on the subject, a number of clinical studies, including several listed above, as well as others conducted by Australian and European researchers and published in *Hypertension* in 1999, the *American Journal of Clinical Nutrition* in 1997 and 2000, *Diabetes Care* in 2003, and the *European Journal of Clinical Nutrition* in 1996, have indicated that pure DHA sources, including Martek's DHA oil, exhibit the main cardioprotective benefits traditionally ascribed to fish consumption or to the combination of DHA plus EPA. Such research has indicated that DHA, in the absence of EPA, may have the following effects on cardiovascular risk factors:

- reduces triglycerides and raises the HDL or "good" cholesterol;
- reduces blood pressure;
- reduces heart rate; and
- increases LDL and HDL cholesterol particle size.

DHA and other human health benefits– Discussed below are the findings of studies that highlight the benefits of DHA on other human applications.

- An independent observational study by Dr. J.M. Norris and others published in the *Journal of the American Medical Association* (September 2007) was designed to determine whether the intake of omega-3 and omega-6 fatty acids is associated with the development of Type 1 diabetes in children. This study was conducted with a cohort of 1,770 children known to be at genetic risk for developing Type 1 diabetes. Results showed that the omega-3 fatty acid levels were inversely correlated with the risk for developing diabetes in this group of at-risk children. These investigators are further investigating this relationship in an ongoing clinical trial to determine whether DHA, specifically, has a role in Type 1 diabetes prevention.
- A study by Dr. K. Connor and others published in *Nature Medicine* in July 2007 reported that increasing consumption of long-chain omega-3 fatty acids, including DHA, reduces destructive vascularization in the retina. In this animal study of retinopathy associated with prematurity, the authors summarize a series of experiments demonstrating that long-chain omega-3 fatty acids, and selected metabolites, are effective in reducing retinal vascular disease, which is a leading cause of blindness. A portion of these studies included Martek oils as the source of long-chain fatty acids.

life'sDHA™ is sold by Martek as an ingredient to supplement manufacturers and is also the brand name of Martek's consumer supplement product. Martek's Neuromins® brand, which contains *life'sDHA*™, is distributed by the Company and sold under license by several supplement manufacturers and can be found nationwide. We are currently marketing for food and beverage and animal feed applications to both U.S. and international companies. To date, approximately 25 domestic and international companies have launched foods or beverages that contain *life'sDHA*™ (see "Sales and Marketing" below).

We continue to aggressively pursue further penetration of our DHA oils in the food and beverage market. We are in discussions with many companies in the food and beverage market to sell products containing our DHA oils for cognitive function, cardiovascular health and other applications. In addition, we have recently signed license and supply agreements with several major consumer food products companies that establish Martek, subject to certain exceptions, as their exclusive supplier of DHA for minimum periods of time. We, along with our customers and certain third parties, are developing other DHA delivery methods, including powders and emulsions, to facilitate further entry into the food and beverage market. Management believes that over the next few years, the food and beverage and dietary supplements markets will continue to expand and could ultimately represent a larger opportunity than infant formula.

Our sales of nutritional oils for products outside of infant formula uses were $22.9 million, $11.5 million and $11.0 million in fiscal 2007, 2006 and 2005, respectively.

CONTRACT MANUFACTURING

We provide contract manufacturing services at our Kingstree, South Carolina production facility. We began offering these services following our September 2003 acquisition of FermPro Manufacturing, LP, which had been providing third-party manufacturing services since the mid-1960's. During this time period, Kingstree personnel have developed an expertise in large-scale fermentation with many different microorganisms, including algae, bacteria, fungi and yeast.

Martek's Kingstree plant has certain fermentation capacity designated for use in contract manufacturing. Kingstree also has numerous types of recovery equipment which allow us to efficiently customize production processes and state-of-the-art microbiological and analytical laboratories which provide highly automated product testing capabilities. Our facilities are especially well-suited for the contracted production of enzymes, specialty chemicals, vitamins, agricultural specialties and intermediates.

Our contract manufacturing customers have ranged from relatively small specialty chemical companies without in-house production capabilities to very large, multinational pharmaceutical companies who require or prefer a distinct site for the manufacture of a particular product line.

Our contract manufacturing revenues were $14.3 million, $14.8 million and $14.1 million for fiscal 2007, 2006 and 2005, respectively. During fiscal 2007, we decided to narrow our contract manufacturing services to include only products with reasonable profit margins or those that we expect could have a strategic fit in the future.

TECHNOLOGY

Martek is a leading innovator in the development of nutritional products that promote health and wellness throughout every stage of life. We leverage our knowledge of microalgae and other microorganisms and expertise in fermentation sciences and natural product isolation to develop commercially attractive, proprietary and environmentally sustainable sources of nutrients which have proven or emerging health benefits. These processes and use of the products derived from these processes form the basis of our intellectual property estate. Product development involves four major activities: discovery, process development and product formulation, product safety and efficacy evaluation, and scale-up and commercial production.

Discovery – Having identified an appropriate nutritional product target, Martek screens its large database of live and preserved, genetically diverse microalgal species to identify candidate microalgal producers. Martek's culture collection consists of microalgal strains that have been isolated from nature by Martek's scientists and those that have been obtained from both public and private culture collections. Martek's culture collection also includes non-microalgal microbial species, which we believe may be increasingly important in the development of future products. Martek's microorganisms have a range of physiological and biochemical characteristics which naturally produce many different lipids, carbohydrates and proteins. Promising candidates are further developed and screened for their ability to meet desired product requirements within the desired cost structure.

Process Development and Product Formulation – Commercial processes for production of candidate products are developed through application of sound scientific and engineering principles by Martek's scientists and engineers. Martek's processes consist of several basic steps including microbial culture inoculum germination and expansion, fermentation, and product isolation and purification. Martek's scientists utilize a broad range of technical skills and state-of-the-art equipment of progressively larger scale to develop reproducible and economical processes. We apply standard industrial microbiological techniques to microorganisms, including classical strain development and culturing condition (growth medium composition, temperature, pH) manipulation to optimize product yield and productivity. Martek's expertise in oil processing is broadly applicable to a number of nutrients which are lipid soluble. Finally, Martek develops suitable liquid and dry powder product forms to enable our customers to utilize our products in a broad range of desired consumer products. Martek has invested in extensive lab-scale and large pilot-scale fermentation and product recovery equipment to enable efficient and cost-effective product development and to support on-going product cost reduction efforts.

While we do not utilize genetically-engineered microorganisms in the production of current commercial products, in the future we may use genetic engineering technology for the production of products at lower-cost or with improved functionality. For example, Martek successfully isolated the genes responsible for producing DHA in one commercial strain of microalgae, and is researching the use of these genes to produce low-cost seed oil DHA and long-chain polyunsaturated fatty acid ("LCPUFA") products in transgenic terrestrial oilseed crops.

Product Safety and Efficacy Evaluation – In the course of product development, products undergo thorough safety testing and evaluation to assure our ability to reproducibly produce products that are safe and compliant with worldwide regulatory requirements. All commercial products are produced utilizing Good Manufacturing Practices ("GMP") conditions appropriate for the intended food and beverage, supplement, or pharmaceutical market. The health benefits and efficacy of our products are tested and demonstrated utilizing appropriate preclinical animal models and human clinical studies. These studies are conducted by Martek, academic researchers and/or corporate partners affiliated with Martek. We are expanding our preclinical and clinical research capabilities in brain development, cognitive function, immune system health and inflammation while continuing research in eye development, eye health and cardiovascular health. Results from these studies are used to establish and support product claims for market development.

Scale-up and Commercial Production – Successful exploitation of the unique characteristics of microalgae is in large measure dependent upon the availability of large-scale culturing technology. We have successfully scaled-up several strains of microalgae capable of producing large amounts of DHA heterotrophically using common organic nutrients and salts. Heterotrophic culturing of these DHA-producing microalgae at commercially viable levels enables significantly lower production costs to be achieved, which were not possible prior to our achievements.

Aspects of our technology for the heterotrophic growth of DHA-producing microalgae are the subject of many U.S. and international patents and patent applications. Martek employs a systematic process to identify, develop, prosecute and defend commercially-valuable intellectual property.

COLLABORATIVE AND LICENSING AGREEMENTS

We have entered into license agreements with 28 infant formula manufacturers, who collectively represent approximately 70% of the estimated $8.5 to $9.5 billion worldwide wholesale market for infant formula and nearly 100% of the estimated $3.0 to $3.5 billion U.S. wholesale market for infant formula, including the wholesale value of Women, Infant & Children program ("WIC") rebates. WIC is a federal grant program administered by the states for the benefit of low-income, nutritionally at-risk women, infants and children. Our licensees include infant formula market leaders Mead Johnson Nutritionals, Nestle, Abbott Laboratories, Wyeth and Royal Numico, each of whom is selling infant formula supplemented with our nutritional oils. In general, under these agreements, we receive up-front license fees and will receive either i) a flat rate price per kilogram upon the sale of our oils to our licensees, or ii) a transfer price on sales of our oils to our licensees plus ongoing royalties based on our licensees' sales of infant formula products containing our oils. The most significant license agreements have remaining terms ranging from approximately 10 to 25 years, contain no future purchase commitments on our part or that of our licensees, and, generally, may be terminated by our licensees upon proper notification, which, in certain cases, only requires short notice periods. In many license agreements, our licensees have the right to buy other sources of DHA and/ or ARA oils; however, if they do so, the licensees must either make royalty payments to us upon the sale of the final infant formula product that contains the oils purchased from another source or pay us greater amounts, on a per unit basis, for the DHA or ARA that they purchase from us.

In May 2006, we entered into a long-term supply agreement with Mead Johnson Nutritionals, a leading worldwide infant formula producer and the largest infant formula manufacturer in the United States. Under the agreement, Martek serves as the exclusive worldwide DHA and ARA supplier for all Mead Johnson infant formula products. The agreement provides for a ten-year term with certain rights for either party to terminate the arrangement after December 31, 2011. Martek has been supplying DHA and ARA to Mead Johnson for use in infant formula under a 25-year license agreement signed in 1992, which has been incorporated into the new agreement and remains in effect.

In October 2007, we entered into a long-term supply agreement with Abbott Nutrition, a leading worldwide producer of infant formula products including the Similac® Advance® brand. Under the agreement, Martek serves as Abbott's exclusive worldwide DHA and ARA supplier for all of Abbott's infant formula products. The agreement provides for a ten-year term with Abbott having the right to terminate the arrangement as of January 1, 2012, provided that Abbott has given twelve months prior written notice. Martek has been supplying DHA and ARA to Abbott for use in infant formula under a 25-year license agreement signed in 2000 which has been incorporated into the new agreement and remains in effect.

In addition to these, we also serve as the exclusive supplier of ARA or ARA and DHA to several other infant formula licensees.

Under the terms of the licensing agreements, our licensees are responsible for obtaining all necessary regulatory approvals with respect to the use of these nutritional oils in infant formula products. Under each of our current license agreements, our licensees generally are obligated to indemnify us against product liability claims relating to our nutritional oils unless our nutritional oils do not meet agreed-upon specifications.

Under the terms of several of our license agreements, we are prohibited from granting a license to any party for the inclusion of our nutritional oils in infant formula with payment terms or royalty rates that are more favorable to such licensee than those provided in our agreements with our current licensees without either the prior written consent of the current licensees or prospectively offering such new favorable terms to these licensees. This restriction does not apply to any lump sum payments to us pursuant to a territorially restricted license under which the reduced payment is reasonably related to the reduced marketing opportunities available under such a restricted license.

Since fiscal 2005, the Company has entered into several license and supply agreements permitting the use of *life'sDHA*™ in various foods and beverages. Certain of these agreements are for terms of 15 years and establish Martek, subject to certain exceptions, as the licensees' exclusive provider of DHA for minimum periods of time. There are no minimum purchase requirements or other financial commitments to Martek under these agreements. Certain other food and beverage license and supply agreements are non-exclusive in nature and the licensee is able to purchase *life'sDHA*™ on an "as needed" basis, subject to certain limitations. These non-exclusive arrangements generally include product pricing to the licensee that is higher than the pricing to our licensees that have agreed to use Martek's *life'sDHA*™ on an exclusive basis.

In fiscal 2004, we entered into an agreement with DSM Food Specialties' B.V. ("DSM") extending the existing relationship between the two companies involving the production and supply of ARA, one of our nutritional oils that we sell to our infant formula licensees. Among other things, this agreement provides for the grant to Martek by DSM of a license related to certain technologies associated with the manufacture of ARA. This grant involved a license fee totaling $10 million, which is being amortized over the 15-year term of the agreement using the straight-line method. The agreement with DSM, as amended, also provides for the granting to DSM by us of an exclusive license under certain of our patents and intellectual property rights for the production by DSM of products containing ARA for non-human applications, including animal feed products as well as for certain limited human applications. In addition, we and DSM have agreed to contribute our complementary resources to cooperative marketing and joint research and development efforts to expand the applications and fields of use for ARA, with both parties sharing any economic benefits of such efforts. This agreement was amended in 2006 and 2007 as discussed below in "Production."

In December 2003, we entered into a collaboration agreement with a Canadian biotechnology company to co-develop DHA products from plants. In January 2007, an amendment to this agreement was executed, whereby we acquired exclusive license rights to the plant-based DHA technology developed by the co-collaborator for a period of at least 16 years. As consideration for this exclusive license, we made a license payment of $750,000, subject to minimum royalties of 1.5% of gross margin, as defined, on future sales by us of such plant-based DHA. During the term of the license, we may be required to pay additional royalties of up to 1.0% of gross margin, as defined, on sales of products in the future which utilize certain licensed technologies. The collaboration obligations under the agreement expired in June 2007.

We have also entered into various additional collaborative research and license agreements. Under these agreements, we are required to fund research or to collaborate on the development of potential products. As of October 31, 2007, we had no material commitments to fund any future development activities under these arrangements. Certain of these agreements also commit us to make payments upon the occurrence of certain milestones and pay royalties upon the sale of certain products resulting from such collaborations.

PRODUCTION

We manufacture oils rich in DHA at our production facilities located in Winchester, Kentucky, and in Kingstree, South Carolina. The oils that we produce in these facilities are certified kosher by the Orthodox Union and are certified Halal by the Islamic Food and Nutrition Council of America. In addition, both manufacturing facilities have received favorable ratings by the American Institute of Baking, an independent auditor of food manufacturing facilities. Also, upon inspection of the Winchester facility, the National Oceanic and Atmospheric Administration has granted Martek a health certificate, which is required for import of products into many countries, including China and neighboring countries in the Pacific Rim. In October 2006, we restructured our plant operations following a review of the Company's production and cost structure. Under the restructuring, a substantial portion of production formerly taking place in Winchester was transferred to Kingstree. The restructuring has reduced manufacturing costs and operating expenses, due to improved manufacturing efficiency and a reduction in our workforce at the Winchester site. We plan to maintain the essential redundancy of dual-plant manufacturing capacity in order to mitigate production risk and to meet future expected customer demand. We believe that we can bring the Winchester assets back to full production in a matter of months as required by customer demand.

Our ARA oils are purchased from DSM as manufactured at its Capua, Italy and Belvidere, New Jersey plants. Because DSM is a third-party manufacturer, we have only limited control over the timing and level of its Capua and Belvidere production volumes.

Under our agreement with DSM, annual ARA unit pricing is calculated utilizing a cost-plus approach that is based on the prior year's actual costs incurred, adjusted for current year volume and cost expectations. In February 2006, we and DSM entered into an amendment to the original agreement ("the 2006 Amendment"). The 2006 Amendment established the overall economics associated with DSM's expansion at both its Belvidere, New Jersey and Capua, Italy production facilities. We guaranteed the recovery of certain costs incurred by DSM in connection with these expansions, up to $40 million, with such amount being reduced annually through December 31, 2008 (the "Recoupment Period") based upon ARA purchases by us in excess of specified minimum thresholds. As of October 31, 2007, we estimate that the guarantee amount has been reduced to approximately $25.0 million. The guarantee amount payable, if any, at the end of the Recoupment Period must be paid by January 31, 2009. The amount paid, if any, will be credited against a portion of DSM invoices for purchases made after the Recoupment Period.

In July 2007, we and DSM entered into a second amendment to the original agreement ("the 2007 Amendment"). The 2007 Amendment finalized ARA pricing to us for calendar 2007 as well as the parameters and methodologies for the establishment of ARA pricing for calendar years 2008, 2009 and, if certain criteria are met, 2010. The 2007 Amendment also established minimum ARA purchase quantities for us during calendar years 2007 and 2008. As of October 31, 2007, the value of the remaining calendar 2007 and full 2008 minimum purchase requirements are approximately $16 million and $97 million, respectively. The minimum purchase quantities for 2007 and 2008 approximate the amounts expected to be purchased by us in the normal course of business during the respective periods.

We have attempted to reduce the risk inherent in having a single supplier, such as DSM, through certain elements of our supply agreement with DSM. In connection with this agreement, we have the ability to produce, either directly or through a third party, an unlimited amount of ARA. The sale of such self-produced ARA is limited annually, however, to the greater of (i) 100 tons of ARA oil or (ii) any amounts ordered by us that DSM is unable to fulfill. We have demonstrated the ability to produce limited amounts of ARA in our plants. To further improve our overall ARA supply chain, we have directly engaged a U.S.-based provider of certain post-fermentation ARA manufacturing services. Along with our ARA downstream processing capabilities at Kingstree and Winchester, this third-party facility provides us with multiple U.S. sites for the full downstream processing of ARA.

When combining our current DHA production capabilities in Winchester and Kingstree with DSM's current ARA production capabilities in Italy and the U.S., we have production capacity for DHA and ARA products in excess of $500 million in annualized sales to the infant formula and perinatal market and the food, beverage and dietary supplement market. As such, our production capabilities exceed current demand; however, we have the ability to manage production levels and, to a certain extent, control our manufacturing costs. Nonetheless, when experiencing excess capacity, we may be unable to produce the required quantities of oil cost-effectively due to the existence of significant levels of fixed production costs at our plants and the plants of our suppliers.

The commercial success of our nutritional oils will depend, in part, on our ability to manufacture these oils or have them manufactured at large scale on a routine basis and at a commercially acceptable cost. Our success will also be somewhat dependent on our ability to align our production with customer demand, which is inherently uncertain. There can also be no assurance that we will be able to continue to comply with applicable regulatory requirements, including GMP requirements. Under the terms of several of our infant formula licenses, those licensees may elect to manufacture these oils themselves. We are currently unaware of any of our licensees producing our oils or preparing to produce our oils, and estimate that it would take a licensee a minimum of one year to implement a process for making our oils.

SOURCES OF SUPPLY

Our raw material suppliers for production of DHA oil include major chemical companies and food and beverage ingredient suppliers. We have identified and validated multiple sources for each of our major ingredients and do not anticipate that the lack of availability of raw materials will cause future production shortages.

RESEARCH AND DEVELOPMENT

Our research and development focus areas include: (i) improving manufacturing processes; (ii) broadening the scientific evidence supporting the benefits of *life'sDHA*™ throughout life; (iii) developing new food and beverage applications for *life'sDHA*™; and (iv) developing new products to expand market offerings. We perform research and development at our Columbia, Maryland and Boulder, Colorado facilities as well as at our Winchester, Kentucky facility. Our research and development expenditures in fiscal 2007 included development activity at the Columbia, Maryland lab directed toward improving the quality, sensory properties and stability of our nutritional oils, developing new ingredient forms and applications technology for DHA-enriched food and beverage products, optimizing production characteristics of microalgal strains, investigating the clinical health benefits of DHA and ARA fatty acids, and exploring the biochemical pathways utilized by microalgae to produce DHA. Additional research and development expenses incurred at our Winchester facility were directed towards increasing our DHA production yields, improving our ability to produce ARA, reducing waste and continuing to improve the overall quality of our oils. Research conducted at our lab in Boulder, Colorado is focused on developing feasible approaches to the expression of nutritional fatty acids, especially DHA, in plant oilseeds and investigating the feasibility of utilizing our proprietary genes to produce other bioactive compounds with applications in the health and wellness fields. We incurred total research and development expense of approximately $24.9 million, $24.0 million and $19.4 million in fiscal 2007, 2006 and 2005, respectively.

SALES AND MARKETING

Our nutritional oils are marketed and sold primarily to the infant formula, dietary supplement, animal feed and food and beverage industries. Infant formula manufacturers are required to purchase a license from us in order to use our DHA and ARA oils in infant formula. To date, we have entered into license agreements with 28 infant formula manufacturers who represent approximately 70% of the world's wholesale infant formula market. Our licensees include infant formula market leaders Mead Johnson Nutritionals, Nestle, Abbott Laboratories, Wyeth and Royal Numico, each of whom is selling infant formula supplemented with our nutritional oils. Due to the success of the supplemented infant formula products, several of our licensees are also selling extension products beyond infant formula, which contain our oils and are targeted to children ages nine months to three years of age. In addition, our customers are currently selling products containing *life'sDHA*™ targeted to pregnant and nursing women as follows:

- Mead Johnson Nutritionals' Expecta™LIPIL®
- Life Fitness' Life's DHA™ Prenatal Multivitamin and DHA (exclusively at CVS/pharmacy and online at CVS.com)
- British Biologicals' Pro-PL Protein Supplement
- Everett Laboratories' prescription prenatal supplement Vitafol® -OB+DHA
- Sciele Pharma, Inc.'s prescription prenatal supplement OptiNate™
- Mission Pharmacal's prescription prenatal supplement Citracal® Prenatal + DHA and Citracal® Prenatal 90 + DHA
- Vincent Foods, LLC's Oh Mama! nutrition bars
- NutraBella's Bellybar™ nutrition bars (expanded to entire product line)

life'sDHA™ is sold as an ingredient to supplement manufacturers and is also a branded supplement sold directly by Martek. Neuromins® is a Martek supplement brand that is distributed and sold nationwide under license by several supplement manufacturers. We are currently marketing food and beverage and animal feed applications to both U.S. and international companies. The following food and beverage products currently contain *life'sDHA*™ and are co-branded with the *life'sDHA*™ logo:

- Gold Circle Farms®'s eggs and liquid eggs (United States and Europe)
- Priégola's Simbi + Omega-3 yogurt (Spain)
- Odwalla, Inc.'s and Soy Smart™ soymilk drinks (United States)
- Dynamic Confections' Botticelli Choco-Omeg® line of nutritional bars (Canada)
- Flora, Inc.'s Udo's Choice® DHA Oil Blend (United States)
- Latteria Merano/Milchhof Meran's Mente Viva™ fortified drinkable yogurt (Italy)
- Centrale Del Latte Di Brescia's Sprintissimo™ fortified drinkable yogurt (Italy)
- Life Science Nutritionals' Nutri-Kids Nutrition-to-Go™ ready-to-drink milk product (United States and Canada)
- General Mills' Yoplait Kids® yogurt and Yoplait Kids yogurt drink (United States)
- ZenSoy's Soy on the Go Soymilk (United States)
- FoodTech International's Veggie Patch™ All Natural California Veggie Burgers (United States)
- NuGo Nutrition's NuGo Organic™ snack bars (United States)
- Fuji Food Products' Fujisan sushi products (United States)
- Parmalat Australia's Vaalia brand yoghurts for infants, toddlers and adults (Australia)
- Danone S.A.'s Danonino Petit Genio children's drinkable yogurt (Spain)
- Dean Foods Company (including WhiteWave Foods) products:
  - WhiteWave Foods' Horizon Organic® Milk Plus DHA (United States)
  - WhiteWave Foods' Silk® Plus Omega-3 DHA Soymilk (United States and Canada)
  - WhiteWave Foods' Rachel's® Wickedly Delicious Yogurt (United States)
- Central Lechera Asturiana's ABC infant yogurt (Spain)
- National Foods' Pura® Kids milk product (Australia)
- Stremicks Heritage Foods™ Organic Milk Enriched with Omega-3 DHA (United States)
- Breyers Yogurt Company's Breyers Smart! Yogurt (United States)
- Minute Maid® Pomegranate Blueberry Flavored 100% fruit juice blend (United States)
- Beech-Nut® DHA Plus with life'sDHA™ baby food and cereals (United States)
- British Biologicals' Kids-Pro Nutrition Drink (India)
- Ricos® Cheese Sauce (United States)

We continue to aggressively pursue further penetration of our DHA oils in the food and beverage market. We are in discussions with many companies in the food and beverage market to sell products containing our DHA oils for cognitive function, cardiovascular health and other benefits. In addition, we have recently signed license and supply agreements with several major consumer food products companies that establish Martek, subject to certain exceptions, as their exclusive supplier of DHA for minimum periods of time. We, along with our customers and certain third parties, are developing other DHA delivery methods, including powders and emulsions, to facilitate further entry into the food and beverage market. Management believes that over the next few years, the food and beverage and dietary supplements markets will continue to expand and could ultimately represent a larger opportunity than infant formula.

Consumer marketing efforts are performed primarily by our customers although we play a supportive role. Our infant formula licensees market their DHA and ARA supplemented formulas directly to consumers and healthcare professionals. Our dietary supplement and food and beverage customers also create and implement their own advertising campaigns. We support these efforts through trade show participation and targeted direct mail campaigns as well as limited advertising and public relations campaigns.

In September 2006, we introduced a new brand name and logo and a new corporate logo and tagline. The purpose of this branding initiative is to support corporate partners in anticipation of product launches by accentuating Martek's positive public image and increasing public awareness. Our flagship product is called *life'sDHA*™ and includes the tagline "Healthy brain, eyes, heart" which is designed to be consumer friendly and to communicate the importance of DHA for health throughout life.

COMPETITION

The healthcare and biological sciences industries are characterized by rapidly evolving technology and intense competition. Our competitors include major pharmaceutical, chemical, specialized biotechnology and food and beverage ingredient companies, many of whom have financial, technical and marketing resources significantly greater than ours. In addition, many specialized biotechnology companies have formed collaborations with large, established companies to support research, development and commercialization of products and technologies that may be competitive with our products and technologies. Academic institutions, governmental agencies and other public and private research organizations are also conducting research and development activities that may be competitive with our products. These organizations are seeking patent protection and may commercialize products and technologies on their own or through joint ventures that are competitive with our products and technologies. The existence of products and technologies of which we are not aware, or those that may be developed in the future, may adversely affect the marketability of the products and technologies that we have developed.

Fish oil-based products currently dominate the adult DHA supplement market and certain foods containing fish oils are on the market in various parts of the world. DHA-containing fish oil for infant formula applications provides an alternative to our DHA nutritional oil and is used by certain of our licensees and other infant formula manufacturers outside the United States. In addition, in April 2006, the FDA notified the Ross Products Division of Abbott Laboratories that it had no questions at that time regarding Ross' conclusion that DHA-rich oil from tuna and ARA-rich oil from *Mortierella alpina* are safe as sources of DHA and ARA in term and post-discharge preterm infant formulas. While Ross Products has the ability to introduce its oils into infant formula in the U.S., under the terms of the agreement executed by Abbott with us in October 2007, Abbott has agreed to purchase its total needs for DHA and ARA from Martek through at least 2011. Furthermore, we are not aware of any plans by any of our other licensees to incorporate this alternative DHA and ARA blend into their infant formulas. The GRAS notification, however, removes a significant regulatory hurdle to the introduction of competitive products in the U.S. Fish oil is generally less costly than our DHA oil, and therefore presents a substantial competitive threat to our DHA product line.

Although fish oil is generally a lower cost product relative to our DHA, it has odor, stability and taste characteristics and potentially certain toxins that may limit its usefulness in food and beverage products. Several companies, including BASF AG, DSM and Ocean Nutrition, and a number of other companies, manufacture microencapsulated fish oil products. Although microencapsulation of the oil resolves many of the odor, stability and taste issues found with fish oil, a microencapsulated product currently is more costly than regular fish oil. Because fish oil is generally less costly than our DHA oil, even when microencapsulated, and continues to improve in quality and gain general market acceptance, fish oil presents a substantial competitive threat.

We continue to work to reduce the costs of our products and to improve the sensory and stability characteristics to make it easier for our customers to incorporate our products into their products. We have also continued to refine our manufacturing processes in order to produce high levels of DHA and thereby reducing our DHA unit costs. These improvements and changes make our DHA more cost competitive with certain microencapsulated fish oils, on a price per DHA unit basis, but not on a total omega-3 basis due to the presence of large quantities of EPA and other non-DHA omega-3 fatty acids in fish oil.

Published reports have cited a number of fish oils as containing chemical toxins not present in our oils. In addition, we believe the combination of low-EPA fish oil with a microbial source of ARA for use in infant formula would likely infringe upon our patent position in several countries.

Reliant Pharmaceuticals, which as recently announced will be acquired by GlaxoSmithKline, is currently selling LOVAZA™, a prescription DHA/ EPA ethyl ester for treatment of hyperlipidemia. LOVAZA™ is a lipid-regulating agent which includes both EPA and DHA from fish oil. Reliant Pharmaceuticals has filed an application with the FDA for an indication that will expand the use of LOVAZA™. Other pharmaceutical applications using omega-3 fatty acids may be expected.

We believe that our nutritional oils have the following advantages over fish oil and other currently available sources of DHA and ARA for use in infant formula, as food and beverage ingredients, or as dietary supplements:

- our oils do not have the impurities that may limit the usefulness of DHA derived from unencapsulated fish oil;
- our oils, in general, are easier to formulate in food and beverage products;
- our oils can be blended in a variety of mixtures in precise ratios for specific applications, whereas the composition of fish oils may vary;
- each of our oils used in infant formula is comprised of a fatty acid blend that does not contain certain other fatty acids in significant quantities such as eicosapentaenoic acid ("EPA"), which may not be appropriate for consumption by infants.

- our oils do not contain substances found in certain fish and fish oils such as methylmercury, polychlorinated biphenyls ("PCBs"), dioxins and other toxic contaminants;

- our oils have a higher oxidative stability and longer shelf life than fish oil and are, therefore, more amenable to the spray drying process required for powdered formula;

- our oils are not produced from animal sources and, therefore, should be more desirable for use in food and beverage products as the available market does not exclude consumers who require a vegetable-sourced DHA, unlike fish oil;

- our oils are produced from renewable, sustainable natural resources, unlike fish oil;

- our DHA and ARA-enriched oils are in an easily digestible triglyceride form similar to that found in breast milk, but different from the phospholipid form found in egg yolk lipids; and

- our oils can be produced in large quantities under controlled conditions satisfying strict regulatory scrutiny.

At this time, our oils are the only DHA and ARA oils used in infant formula in the U.S.

Suntory Limited, Cargill Inc., through a joint venture with a company in China, and other independent Chinese manufacturers are producing and distributing a fungal source of ARA. In addition, we are aware that there may be manufacturers in China and India attempting to produce an algal source of DHA, but we are uncertain of the overall status and commercial potential of these development efforts. Other companies, several with greater financial resources than ours, are developing plant-based DHA and other companies may be developing chemically synthesized DHA.

Small amounts of DHA and ARA can be derived from egg yolk lipids, but DHA and ARA of this type are not in the same molecular form as that predominantly found in breast milk (i.e., phospholipid vs. triglyceride). DHA and ARA derived from egg yolks are currently being added to some brands of infant formula marketed by Royal Numico and several smaller companies. We believe that the processes to produce DHA and ARA from egg lipids are more costly than the processes that we use for producing DHA and ARA from microbial sources. Furthermore, the addition of DHA and ARA from egg yolks at levels equivalent to those found in human breast milk may result in dietary levels of lecithin and cholesterol in excess of those found in human breast milk.

In December 2005, Lonza Group LTD, a Swiss chemical and biotechnology group, acquired from Nutrinova Nutrition Specialties & Food Ingredients GmbH, a wholly-owned subsidiary of Celanese Corporation, Nutrinova's business having as its product a DHA-rich microalgal oil. Since the acquisition, Lonza has actively marketed its DHA oil to the food, beverage and dietary supplement market in Europe and China, and was actively marketing in the United States. Nutrinova and Lonza are defendants in patent infringement actions involving our DHA patents that we have brought in both the United States and Germany. One of Nutrinova's customers is also a defendant in these actions in Germany. In October 2006, the infringement action in the United States was tried, and a verdict favorable to Martek was returned. The jury found that the defendants infringed all the asserted claims of three Martek patents and that these patents were valid. It also found that the defendants willfully infringed one of these patents. In October 2007, the judge upheld the October 2006 jury verdict that the defendants infringed all of the asserted claims of U.S. Patent Nos. 5,340,594 and 6,410,281 (the "'281 Patent") and that these patents were not invalid. The judge has granted a permanent injunction against the defendants with respect to those two patents. The judge also upheld the jury verdict that the defendants had acted willfully in their infringement of the '281 Patent. It is likely that the defendants will appeal the decision. Regarding the third patent involved in the case, U.S. Patent No. 6,451,567, the judge reversed the jury verdict and found that the asserted claims of this patent were invalid. Martek has requested the judge to reconsider his ruling on the third patent. A hearing in the German case was held in September 2007 and the court issued its decision in October 2007, ruling that Martek's patent was infringed by the defendants. The defendants have appealed, and the appeal is expected to be heard in early 2009. These lawsuits are further described in Item 3. "Legal Proceedings" of Part I of our Form 10-K for the year ended October 31, 2007.

There may be other competitive sources of DHA and ARA of which we are not aware. The fact that many of the companies mentioned above are larger, more experienced and better capitalized than Martek raises the significant risk that these companies may be able to use their resources to develop less costly sources of DHA and ARA than our current technology permits.

Our competitive position will also depend on our ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, implement production and marketing plans, obtain and maintain patent protection and secure adequate capital resources.

PATENTS, LICENSES AND PROPRIETARY TECHNOLOGY

We have received numerous patents protecting our nutritional products technology, including the fermentation methods of producing our DHA and ARA oils, as well as the blending and use of certain DHA and/ or ARA oils in infant formula. In 1994, we received a U.S. patent covering certain blends of a microbial oil enriched with DHA and a microbial oil enriched with ARA, as well as the use of such blends in infant formulas. In 1995, we received a U.S. patent covering a process for making an edible oil containing DHA under certain specified conditions and the edible oil made by such process as well as a U.S. patent covering an infant formula comprising an edible DHA-containing oil with certain specified characteristics. In 1996, we received two additional U.S. patents covering our nutritional oils technology. The first patent protects pharmaceutical compositions and dietary supplements comprising a single cell oil in concentrations of at least 20% DHA in a triglyceride form made using our method of producing DHA oil. The second patent clarifies that our patent coverage includes the blending, in infant formula and dietary supplements, of microbially derived ARA oil with low EPA fish oils. Fish oil is a potential competitive source of DHA to Martek's algal-derived DHA oil. This patent makes it more difficult for low EPA fish oils to be combined with microbial sources of ARA oils in the U.S. without violating our patents. A U.S. patent was granted in 1997, which protects the production, use and sale of oils rich in ARA (30% or greater concentration). In 1998, a U.S. patent was issued protecting our DHA-rich algal biomass. DHA-rich algal biomass is the raw product of the DHA fermentation process and represents an inexpensive source of DHA that may potentially be a low cost product itself. We also have been awarded a number of foreign patents covering various aspects of our nutritional oils, including European patents covering our DHA and ARA-rich oils.

We also own patents and applications that cover certain algal fermentation processes, lipid extraction/purification, genomic-based approaches to lipid production, arachidonic acid production and use, animal feeding protocols, and food and beverage applications for PUFAs, as a result of the OmegaTech purchase in 2002. From 1992 to 2007, eight U.S. patents were issued to us covering the use of algae in the production of omega-3 PUFAs (e.g. DHA-S), and the use of such PUFAs in such products as human foods and beverages, animal feed, aquaculture and the resulting supplemented meat, seafood, milk and eggs. Additional patent applications directed to this technology are still pending. From 1994 to 2007, eleven U.S. patents were issued covering the fermentation of microorganisms in low chloride fermentation medium. Small microorganisms, the use of such microorganisms in aquaculture, and the resulting products are also claimed. Additional patent applications covering this technology are still pending. Other U.S. patents have been issued and a number of patents are pending worldwide.

Our success is largely dependent on our ability to obtain and maintain patent protection for our products, maintain trade secret protection and operate without infringing the proprietary rights of others. Our policy is to aggressively protect our proprietary technology through patents, where appropriate, and in other cases, through trade secrets. Additionally, in certain cases, we rely on the licenses of patents and technology of third parties. We hold approximately 70 U.S. patents, covering various aspects of our technology, which will expire on various dates between 2008 and 2024. Our core infant formula-related U.S. patents expire between 2011 and 2014. Martek has been granted U.S. patents covering food and beverage products containing Martek's DHA oil which expire between 2008 and 2009, and granted U.S. patents covering certain processes for producing DHA-containing oil that may be used in foods and beverages which expire between 2008 and 2021. In addition, Martek has several pending patents related to DHA, including products and processes, which could offer longer term protection but with uncertain commercial value at this time. We have filed, and intend to file, applications for additional patents covering both our products and processes as appropriate. Currently, we have over 300 issued patents and over 400 pending patent applications worldwide. There can be no assurance that:

- any patent applications filed by, assigned to or licensed to us will be granted;
- we will develop additional products that are patentable;
- any patents issued to or licensed by us will provide us with any competitive advantages or adequate protection for inventions;
- any patents issued to or licensed by us will not be challenged, invalidated or circumvented by others; or
- issued patents, or patents that may be issued, will provide protection against competitive products or otherwise be commercially valuable.

Furthermore, patent law relating to the scope of claims in the fields of healthcare and biosciences is still evolving, and our patent rights are subject to this uncertainty. European, United States and Asian patent authorities have not adopted a consistent policy regarding the breadth of claims allowed for health and bioscience patents. Our patent rights on our products therefore might conflict with the patent rights of others, whether existing now or in the future. Similarly, the products of others could infringe our patent rights. The defense and prosecution of patent claims are both costly and time consuming, even if the outcome is ultimately in our favor. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease selling the affected products.

It is our corporate policy to vigorously protect our substantial investment in the research and development of our products and to continue to enforce our patent and other intellectual property rights against third parties who engage in the unauthorized manufacture, sale, or use of our technology.

We currently have several challenges to our European patents covering our DHA and ARA oils and these challenges, as well as our lawsuit against others for infringement of our patents, are described in Item 3. "Legal Proceedings" of Part I of our Form 10-K for the year ended October 31, 2007. Total patent litigation expenditures were approximately $2.3 million and $7.4 million in fiscal 2007 and 2006, respectively, of which approximately $1.4 million and $6.7 million related to our successful patent infringement litigation against Lonza and Nutrinova.

We expect that, in the future, as our nutritional oils continue to be commercialized, opposition to our intellectual property by our competitors will continue and most likely increase. We believe that additional challenges to our suite of U.S. patents may arise in the future. We will likely incur substantial costs in the future protecting and defending our patent and other intellectual property rights.

If we fail to maintain patent protection for our nutritional oils or our patents expire, it would have a material adverse effect on our ability to gain a competitive advantage for these oils and may have a material adverse effect on our results of operations, particularly future sales of our nutritional oils and future license fees related to sales of infant formula containing these oils. In particular, a lack of patent protection would permit our competitors to manufacture products that would be directly competitive with our nutritional oils using similar or identical processes, and it is possible that our current infant formula or food and beverage licensees or those which may be under license in the future may choose ingredients from these competitors if they choose to include the ingredients at all. Furthermore, even if our licensees continue to use our oils, direct competition could force us to reduce the price of our products which could materially affect future revenues and product margins.

We also rely on trade secrets and proprietary know-how, which we seek to protect in part by confidentiality agreements with our collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any such breach or that our trade secrets will not otherwise become known or be independently developed by competitors.

GOVERNMENT REGULATION AND PRODUCT TESTING

Our products and our manufacturing and research activities are subject to varying degrees of regulation by state and federal regulatory authorities in the United States, including the FDA pursuant to the Federal Food, Drug and Cosmetic Act (the "FDC Act"). The products developed by us are subject to potential regulation by the FDA as food and beverage ingredients, dietary supplements, drugs and/or medical devices. The regulatory status of any product is largely determined by its intended use.

Drugs and medical devices generally may not be marketed without first obtaining FDA authorization to do so. New infant formulas also are subject to premarket notification requirements. Although there are no premarket authorization requirements for whole foods per se, there are premarket approval requirements for food and beverage additives. Specifically exempt from the food additive definition and, therefore, the premarket approval requirements, are generally recognized as safe food and beverage ingredients. Dietary supplements for the most part are not subject to premarket authorization requirements, although there is a premarket notification requirement for certain new dietary ingredients that were not marketed as dietary supplements prior to October 1994. The FDA has established detailed GMP, labeling and other requirements for drugs, medical devices, infant formulas, foods and beverages and dietary supplements. The requirements for drugs, medical devices and infant formulas generally are much more stringent than the requirements for foods and beverages and dietary supplements.

Our infant formula licensees are responsible for obtaining the requisite regulatory clearances to market their products containing our oils. Sales of our products outside the United States are subject to foreign regulatory requirements that may vary widely from country to country.

In May 2001, the FDA completed a favorable review of our generally recognized as safe ("GRAS") notification for the use of our DHASCO® and ARASCO® oil blend in specified ratios in infant formulas. Since the first product introduction in February 2002, supplemented infant formulas manufactured by six of our licensees, Mead Johnson Nutritionals, Abbott Laboratories, PBM Products, Nestle, Hain Celestial and Nutricia North America, have been sold in the United States.

The FDA regulates the use and marketing of dietary supplements under the provisions of the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). We are currently selling several lines of DHA dietary supplements. In addition, we are researching and developing new applications for our DHA and ARA oils. We believe that our DHA and ARA are not new dietary ingredients and, as such, are not subject to premarket notification requirements when marketed for use as dietary supplements. There can be no assurance that the FDA would agree that a premarket notification is not required or that we will be able to comply with the requirements of DSHEA or any regulations that the FDA may promulgate thereunder.

In June 2002, the Australia New Zealand Food Authority authorized the use of DHA-S oil for use as a novel food ingredient in Australia and New Zealand. In June 2003, the European Commission authorized the use of our DHA-S oil as a novel food ingredient in certain foods in the European Community. This novel food designation authorizes the use of our DHA-S as an ingredient in certain foods such as certain dairy products, including cheese and yogurt (but not milk-based drinks), spreads and dressings, breakfast cereals, food supplements and dietary foods for special medical purposes in the European Community. In February 2004, the FDA completed a favorable review of our GRAS notification for the use of DHA-S in food and beverage applications. In October 2006, Health Canada approved per serving levels of Martek's DHA of not less than eight mg and not more than 100 mg of DHA when used as a food ingredient. In June 2007, we received approval for the use of our DHA-S oil in food and beverages in Mexico. In August 2007, the Ministry of Health in China authorized the use of our *life'sDHA*™ as a novel food ingredient. This new designation will permit the immediate use of *life'sDHA*™ in foods, beverages and supplements in China for persons older than twelve months. This initial approval by the Ministry of Health is part of the regulatory process applicable to Chinese novel foods and continues through August 2009. We may then apply for a final novel food certificate.

Other products derived from microalgae and other organisms may be subject to potential regulation by FDA as either medical devices or as a combination medical device/drug product to the extent that they are used in the diagnosis, mitigation, treatment, cure or prevention of diseases. Such classification would subject the products to premarket clearances and/or regulatory approvals. There can be no assurances that we or our licensees or collaborators would be able to develop the extensive safety and efficacy data needed to support such FDA premarket authorizations or that the FDA ultimately would authorize the marketing of such products on a timely basis, if at all.

For potential pharmaceutical uses of products derived from microalgae and other organisms, there can be no assurance that required clinical testing will be completed successfully within any specified time period, if at all, with respect to our products. Additionally, there is no assurance that we or our licensees or collaborators will be able to develop the extensive data needed to establish the safety and efficacy of these products for approval for drug uses, or that such drug products will not be subject to regulation as biological products or as controlled substances, which would affect marketing and other requirements.

Some of our products are in research or development phases. We cannot predict all of the regulatory requirements or issues that may apply to or arise in connection with our products. Changes in existing laws, regulations or policies and the adoption of new laws, regulations or policies could prevent us or our licensees or collaborators from complying with such requirements.

Due to the cost and time commitment associated with the FDA regulatory process, we will decide on a product-by-product basis whether to handle relevant clearance and other requirements independently or to assign such responsibilities to our licensees or future collaborative partners. There can be no assurance that we or our licensees or collaborators will be able to obtain such regulatory clearances, if required, on a timely basis or at all. Delays in receipt of, or failure to receive, such clearances, the loss of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

In connection with the manufacture of certain of our products, we are required to adhere to applicable current "good manufacturing practice" ("GMP") regulations as required by the FDA. GMP regulations specify component and product testing standards, quality control and quality assurance requirements, and records and other documentation controls. The GMP requirements for foods and beverages, infant formulas, drugs and medical devices vary widely. As a manufacturer of DHA and ARA that are marketed as dietary supplements and used as ingredients in infant formulas sold in the United States and in foods and beverages, we are subject to GMP and various other requirements applicable to such products. There can be no assurance that we will be able to continue to manufacture our nutritional oils in accordance with relevant dietary supplement, food and beverage and infant formula requirements for commercial use. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by state and federal agencies, including the FDA and comparable agencies in other countries. A determination that we are in violation of such GMP and other regulations could lead to an interruption of our production output and the imposition of civil penalties, including fines, product recalls or product seizures, and, in the most egregious cases, criminal sanctions.

As large scale manufacturing facilities, our plants in Winchester, Kentucky and Kingstree, South Carolina are required to abide by applicable federal and state environmental and safety laws, including regulations established by the Environmental Protection Agency ("U.S. EPA") and the Occupational Safety and Health Administration ("OSHA") and similar state agencies. In addition, our solvent extraction processes include the use of hexane, which is extremely flammable and subject to emission requirements. If we fail to abide by these laws we could receive fines, or if the violations were serious enough, our operations could be shut down or restricted until the problems are fixed. Such penalties could have a material adverse effect on our ability to manufacture our nutritional oils, and our financial results could be negatively impacted. While the costs of our compliance with environmental laws and regulations cannot be predicted with certainty, such costs are not expected to have a material adverse effect on our earnings or financial or competitive position. See Item 3. "Legal Proceedings" of Part I of our Form 10-K for the year ended October 31, 2007 for further discussion.

The Federal Trade Commission ("FTC") regulates certain aspects of the advertising and marketing of our products. Under the Federal Trade Commission Act, a company must be able to substantiate both the express and implied claims that are conveyed by an advertisement. It is not uncommon for the FTC to conduct an investigation of the claims that are made about products in new and emerging areas of science that involve a potentially vulnerable population such as infants.

EMPLOYEES

As of October 31, 2007, we had 515 full-time employees, one of whom is an M.D. and 39 of whom have Ph.D.s. Approximately 118 employees are engaged in research and development activities, 240 are engaged in production or production development related activities and 157 are in administrative, business development and sales and marketing positions. We consider relations with our employees to be good. None of our employees is covered by a collective bargaining agreement.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are as follows:

Name	Age	Position
Steve Dubin	54	Chief Executive Officer and Director
David M. Abramson	54	President
Peter L. Buzy	48	Chief Financial Officer, Treasurer and Executive Vice President for Finance and Administration
Barney B. Easterling	62	Senior Vice President, Manufacturing
Tim Fealey, Ph.D.	63	Senior Vice President and Chief Innovation Officer
David M. Feitel	44	Senior Vice President and General Counsel
Peter A. Nitze	49	Chief Operating Officer and Executive Vice President

Mr. Dubin became Chief Executive Officer of Martek on June 30, 2006 after serving since September 2003 as President of Martek. Mr. Dubin joined Martek in 1992 and has served in various management positions, including CFO, Treasurer, Secretary, General Counsel and Senior Vice President of Business Development. In 2000, he moved to a part-time position of Senior Advisor - Business Development, a role he filled until his election to President of Martek in September 2003. He also spent time during 2000 through 2003 co-founding and co-managing a Maryland-based, angel-investing club that funds early-stage, high-potential businesses. He was also "Of Counsel" to the law firm Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. during part of 2001 and 2002. Prior to 1992, Mr. Dubin worked in the financing and management of early-stage businesses and, over a period of 12 years, served in various positions at Suburban Bank, now part of Bank of America, including Vice President and Treasurer of their venture capital subsidiary, Suburban Capital Corporation. Mr. Dubin received a B.S in accounting from the University of Maryland and a Juris Doctor degree from the George Washington University. Mr. Dubin is a Certified Public Accountant and a member of the Maryland Bar. Mr. Dubin has been a director of Martek since July 2006. His term expires in 2009.

Mr. Abramson joined Martek in 2003 as head of Corporate Development and was elected President in September 2006. Prior to joining Martek, he was the Executive Vice President and General Counsel for U.S. Foodservice from 1996 to 2003. In this position, Mr. Abramson oversaw the legal and regulatory affairs of U.S. Foodservice, a large foodservice distributor in the United States, and advised on business development opportunities for this company. U.S. Foodservice became a subsidiary of Royal Ahold in 2000. In addition, Mr. Abramson was also the Executive Vice President for Legal Affairs at Ahold, U.S.A. from 2000 to 2003. Mr. Abramson also served on the Board of Directors of U.S. Foodservice from 1994 to 2003. Prior to joining U.S. Foodservice, from 1983 until 1996, Mr. Abramson was a partner at Levan, Schimel, Belman & Abramson, P.A., now a part of Miles & Stockbridge P.C. Mr. Abramson graduated from George Washington University in 1975, where he obtained a Bachelors of Business Administration in accounting. He received his Juris Doctor degree, with honors, from the University of Maryland School of Law in 1978. Mr. Abramson is a member of the Maryland Bar.

Mr. Buzy joined Martek in 1998 as Chief Financial Officer. Prior to joining Martek, Mr. Buzy spent 13 years with the accounting firm of Ernst & Young LLP, most recently as an audit partner in the Northern Virginia High Technology/Life Sciences Practice. Mr. Buzy is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. He received his B.S. in accounting from Salisbury University.

Mr. Easterling joined Martek in 2003 in connection with Martek's acquisition of FermPro Manufacturing, LP ("FermPro"). With the acquisition, he was named Vice President of Manufacturing of Martek, and in March 2004, he was elected to the position of Senior Vice President of Manufacturing. From 1994 to 2003, Mr. Easterling served as President and CEO of FermPro, a provider of contract fermentation services. From 1980 to 1994, Mr. Easterling served in various management capacities for Gist-Brocades. He received a B.S. in premedicine from Clemson University.

Dr. Fealey joined Martek in 2007 as Senior Vice President and Chief Innovation Officer. Dr. Fealey has an extensive background in the consumer packaged goods industry in research and product development and in general management. Prior to joining Martek, Dr. Fealey served as Vice President of Corporate Research and Development at The Coca-Cola Company since 2001 where he led the creation of that company's strategic technology platforms to support newly established global growth objectives. From 1972 to 2001, Dr. Fealey worked for The Procter and Gamble Company where most recently he served as Vice President of Worldwide Strategic Planning, Foods and Beverages. He also held other major domestic and international Procter and Gamble business development and research and development positions. Dr. Fealey attended the University of Hull, in England, where he received his BSc degree in Chemistry, Physics, and Applied Mathematics. He received his Ph.D. in Inorganic-Physical Chemistry from Georgetown University, Washington, D.C., and his MBA from the University of Chicago. Dr. Fealey served as a Visiting Professor of Operations and Production Management for the undergraduate and MBA programs of Indiana State University School of Business during the 2001-2002 academic year. He is the author or co-author of a number of publications based on his research during his tenure as a professor.

Mr. Feitel joined Martek in 2004 as Associate General Counsel and was elected to the position of Senior Vice President and General Counsel in December 2006. From 2003 until joining Martek, he practiced law at Miles & Stockbridge P.C., where he had started his legal career in 1988. From 2000 to 2003, Mr. Feitel was the Vice President and General Counsel of BCE Emergis, an eCommerce service provider and a subsidiary of Bell

Canada. Prior to BCE Emergis, Mr. Feitel worked for the Discovery Group, a Columbus, Ohio-based venture capital company, from 1997 through 2000. Mr. Feitel received his undergraduate degree from Duke University and his Juris Doctor from the Duke University School of Law in 1988.

Mr. Nitze joined Martek in 2005 as Chief Operating Officer. Prior to joining Martek, Mr. Nitze served as Vice President of Operations at DRS Technologies, with responsibility for the alignment and deployment of the company's manufacturing and supply chain resources. Before joining DRS Technologies, Mr. Nitze served as the Chief Operating Officer of Regulatory DataCorp, a New York City firm that provides risk management services to financial services institutions, from July 2002 to April 2004. Prior to joining Regulatory DataCorp, Mr. Nitze was the business leader of the Optoelectronics venture at Honeywell International from February 2000 to November 2001, where he had previously served as the head of global operations for the Amorphous Metals division. Mr. Nitze began his career at General Electric Co. in finance and subsequently held a variety of positions in engineering, marketing, supply chain and operations management. Mr. Nitze has over 20 years of operations and general management experience with small, medium and large companies. He holds two M.S. degrees in engineering from Stanford University and a B.A. degree from Harvard University.

COMPANY

Martek was incorporated in Delaware in 1985. Martek's principal executive offices are located at 6480 Dobbin Road, Columbia, Maryland 21045. Our telephone number is (410) 740-0081 and our website address is http://www.martek.com. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports available on our website free of charge as soon as practicable after we file with the SEC.

Financial information prepared in accordance with U.S. generally accepted accounting principles, including information about revenues from customers, measures of profit and loss, total assets, financial information regarding geographic areas and export sales, can be found in our Consolidated Financial Statements included in this Annual Report.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the NASDAQ Stock Market under the symbol MATK. As of December 20, 2007, there were approximately 291 holders of record of the Company's common stock. The price of the Company's common stock was $29.35 on December 20, 2007. No cash dividends have been paid on the common stock and the Company does not anticipate paying any cash dividend in the foreseeable future. Dividend payments are restricted under the Company's Amended and Restated Loan and Security Agreement dated September 30, 2005. The following table sets forth, for the calendar periods indicated, the range of high and low sales prices for the Company's common stock as reported by NASDAQ:

Sales Price Range of Common Stock

Fiscal 2006	High	Low
November 1, 2005 - January 31, 2006	$32.00	$23.14
February 1, 2006 - April 30, 2006	$37.22	$27.56
May 1, 2006 - July 31, 2006	$30.75	$21.70
August 1, 2006 - October 31, 2006	$30.84	$20.15

Fiscal 2007	High	Low
November 1, 2006 - January 31, 2007	$26.83	$22.45
February 1, 2007 - April 30, 2007	$24.43	$19.64
May 1, 2007 – July 31, 2007	$28.10	$19.76
August 1, 2007 - October 31, 2007	$31.00	$24.33

No repurchases of common stock took place during fiscal 2007.

Performance Graph

The following graph sets forth the Company's total cumulative stockholder return as compared to the NASDAQ Stock Market Composite Index and the NASDAQ Biotechnology Index, for the period beginning October 31, 2002 and ending October 31, 2007. Total stockholder return assumes $100 invested at the beginning of the period in the common stock of the Company, the stocks represented in the NASDAQ Composite Index and the NASDAQ Biotechnology Index, respectively. Total return assumes reinvestment of dividends; the Company has paid no dividends on its common stock. Historical price performance should not be relied upon as indicative of future stock performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Martek Biosciences Corporation, The NASDAQ Composite Index
And The NASDAQ Biotechnology Index



$350
$300
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Martek Biosciences Corporation
NASDAQ Composite
NASDAQ Biotechnology

* $100 invested on 10/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending October 31.

MARTEK BIOSCIENCES CORPORATION
SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes contained in this Annual Report.

In thousands, except per share data	Year ended October 31, 2007	2006	2005	2004	2003
Consolidated Statements of Operations Data					
Revenues:					
Product sales	$ 292,549	$ 255,838	$ 203,765	$ 170,565	$ 112,298
Contract manufacturing sales	14,264	14,816	14,087	13,928	2,439
Total revenues	306,813	270,654	217,852	184,493	114,737
Cost of revenues:					
Cost of product sales, including idle capacity costs	179,367	158,600	120,865	103,423	66,347
Cost of contract manufacturing sales	13,952	14,676	12,516	11,570	2,192
Total cost of revenues	193,319	173,276	133,381	114,993	68,539
Gross margin	113,494	97,378	84,471	69,500	46,198
Operating expenses:					
Research and development	24,853	24,044	19,415	17,794	13,055
Selling, general and administrative	44,855	39,597	31,968	24,739	15,394
Amortization of intangible assets	6,558	2,796	2,489	1,867	980
Restructuring charge	853	4,729	—	—	(250)
Other operating expenses	1,614	1,158	7,654	4,000	1,943
Total operating expenses	78,733	72,324	61,526	48,400	31,122
Income from operations	34,761	25,054	22,945	21,100	15,076
Interest and other income (expense), net	(1,089)	(1,528)	1,125	772	916
Income before income tax provision (benefit)	33,672	23,526	24,070	21,872	15,992
Income tax provision (benefit)	1,659	8,588	8,786	(25,176)	—
Net income	$ 32,013	$ 14,938	$ 15,284	$ 47,048	$ 15,992
Net income per share, basic	$ 0.99	$ 0.47	$ 0.49	$ 1.62	$ 0.63
Net income per share, diluted	$ 0.98	$ 0.46	$ 0.48	$ 1.55	$ 0.58
Shares used in computing basic earnings per share	32,336	32,113	31,164	29,033	25,510
Shares used in computing diluted earnings per share	32,593	32,343	32,032	30,386	27,417

	October 31, 2007	2006	2005	2004	2003
Consolidated Balance Sheets and Other Data					
Cash, cash equivalents, short-term investments and marketable securities	$ 21,648	$ 26,828	$ 33,347	$ 42,650	$ 96,971
Working capital	149,345	128,488	124,208	68,195	106,218
Total assets	596,695	597,973	578,485	501,398	295,523
Long-term debt, notes payable and other long-term obligations	9,310	46,277	66,115	97,175	10,441
Long-term portion of deferred revenue	9,517	9,335	8,959	9,140	8,992
Accumulated deficit	(2,285)	(34,298)	(49,236)	(64,520)	(111,568)
Total stockholders' equity	531,727	492,575	469,205	346,164	243,964
Cash dividends declared — common stock	—	—	—	—	—

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning our business and operations, including, among other things, statements concerning the following:

- *expectations regarding future revenue growth, gross margin, operating cash flow and overall profitability;*
- *expectations regarding product introductions and growth in nutritional product sales;*
- *expectations regarding potential collaborations and acquisitions;*
- *expectations regarding demand for products with our nutritional oils;*
- *expectations regarding sales to and by our infant formula licensees and supplemented infant formula market penetration levels;*
- *expectations regarding marketing of our oils by our infant formula licensees;*
- *expectations regarding future agreements with, and revenues from, companies in the food and beverage, perinatal and nutritional supplement markets;*
- *expectations regarding growing consumer recognition of the key health benefits of DHA and ARA;*
- *expectations regarding competitive products;*
- *expectations regarding future efficiencies and improvements in manufacturing processes and the cost of production of our nutritional oils;*
- *expectations regarding future purchase volumes and costs of third-party manufactured oils;*
- *expectations regarding the amount of production capacity and our ability to meet future demands for our nutritional oils;*
- *expectations regarding the amount of inventory held by us or our customers;*
- *expectations regarding production capacity utilization and the effects of excess production capacity;*
- *expectations regarding future selling, general and administrative and research and development costs;*
- *expectations regarding future capital expenditures;*
- *expectations regarding levels of consumption through governmental programs of infant formula products containing our nutritional oils;*
- *expectations regarding possibly significant expenses to defend putative securities class action lawsuits alleging false and material misstatements and omissions of material facts concerning our business and prospects; and*
- *expectations regarding our ability to maintain and protect our intellectual property.*

Forward-looking statements include those statements containing words such as the following:

- *"will,"*
- *"should,"*
- *"could,"*
- *"anticipate,"*
- *"believe,"*
- *"plan,"*
- *"estimate,"*
- *"expect,"*
- *"intend," and other similar expressions.*

All of these forward-looking statements involve risks and uncertainties. They and other forward-looking statements in this Annual Report are all made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in our forward-looking statements. We discuss some of the risks that could cause such differences in Item 1A. Risk Factors in our Form 10-K for the year ended October 31, 2007 and in our various other filings with the Securities and Exchange Commission. Our forward-looking statements speak only as of the date of this document, and we do not intend to update these statements to reflect events or circumstances that occur after that date.

GENERAL

Martek was founded in 1985. We are a leader in the innovation and development of omega-3 DHA products that promote health and wellness through every stage of life. We produce *life'sDHA*™, a vegetarian source of the omega-3 fatty acid DHA (docosahexaenoic acid), for use in infant formula, perinatal products, foods and beverages and dietary supplements, and *life'sARA*™, a vegetarian source of the omega-6 fatty acid ARA (arachidonic acid), for use in infant formula. We sell oils containing these fatty acids as *life'sDHA*™, DHASCO®, Neuromins®, ARASCO® and *life'sARA*™. We derive DHA from microalgae and ARA from fungi, using proprietary processes. Cell membranes throughout the body contain these fatty acids, and they are particularly concentrated in the brain, central nervous system, retina and heart. Research has shown that DHA and ARA may enhance mental and visual development in infants. In addition, research has shown that DHA may play a pivotal role in brain function throughout life and may reduce the risk of cardiovascular disease. Low levels of DHA in adults have been linked to a variety of health risks, including Alzheimer's disease, dementia and increased cardiovascular problems. Further research is underway to assess the role of supplementation with our DHA on mitigating a variety of health risks.

In 1992, we realized our first revenues from license fees related to our nutritional oils containing DHA and ARA and sales of sample quantities of these oils. In 1995, we recognized our first product and royalty revenues from sales of infant formula containing these oils, and in 1996 we began to realize revenues from the sale of Neuromins®, a DHA dietary supplement. In 2001, the FDA completed a favorable review of our generally recognized as safe notification for the use of our DHA and ARA oil blend in specified ratios in infant formula. We have entered into license agreements with 28 infant formula manufacturers, who collectively represent approximately 70% of the estimated $8.5 to $9.5 billion worldwide wholesale market for infant formula and nearly 100% of the estimated $3.0 to $3.5 billion U.S. wholesale market for infant formula, including the wholesale value of Women, Infant & Children program ("WIC") rebates. WIC is a federal grant program administered by the states for the benefit of low-income, nutritionally at-risk women, infants and children. Our licensees include infant formula market leaders Mead Johnson Nutritionals, Nestle, Abbott Laboratories, Wyeth and Royal Numico, each of whom is selling infant formula supplemented with our nutritional oils. Our licensees are now selling infant formula products containing our oils collectively in over 70 countries. Supplemented infant formulas manufactured by Mead Johnson Nutritionals, Abbott Laboratories, PBM Products, Nestle, Hain Celestial and Nutricia North America are currently being sold in the United States. In addition, certain licensees are selling products in the United States and abroad that contain our nutritional oils and target the markets for children ages nine months to three years, as well as pregnant and nursing women.

We are continuing to aggressively pursue further penetration of our DHA oils in the food and beverage market. We are in discussions with many companies in the food and beverage market to sell products containing our DHA oils for cognitive function, cardiovascular health and other applications. In addition, we have recently signed license and supply agreements with several major consumer food products companies that establish Martek, subject to certain exceptions, as their exclusive supplier of DHA for minimum periods of time. We, along with our customers and certain third parties, are developing other DHA delivery methods, including powders and emulsions, to facilitate further entry into the food and beverage market. Management believes that over the next few years, the food and beverage and dietary supplements markets will continue to expand and could ultimately represent a larger opportunity than infant formula.

We have received authorization from the Ministry of Health in China (subject to certain conditions) and the Australia New Zealand Food Authority for the use of DHA-S oil in all foods and authorization from the European Commission for the use of our DHA-S oil as a novel food ingredient. This novel food designation authorizes the use of our DHA-S as an ingredient in certain foods such as certain dairy products, including cheese and yogurt (but not milk-based drinks), spreads and dressings, breakfast cereals, food supplements and dietary foods for special medical purposes in the European Community. We have also received a favorable review by the FDA of our GRAS notification for the use of DHA-S in food and beverage applications in the U.S. and have received similar approvals in Canada.

During the past several years, new products were launched that contained *life'sDHA*™, including the following:

Food and Beverage Products

- PBM Products' beverage containing *life'sDHA*™ that is formulated for diabetics and people with atypical glucose tolerance (United States)
- GlaxoSmithKline's Junior Horlicks powdered drink mix (India); GlaxoSmithKline had previously launched an adult DHA beverage
- Gold Circle Farms®'s eggs and liquid eggs (United States and Europe)
- Priégola's Simbi + Omega-3 yogurt (Spain)
- Odwalla, Inc.'s and Soy Smart™ soymilk drinks (United States)
- Dynamic Confections' Botticelli Choco-Omeg® line of nutritional bars (Canada)
- Flora, Inc.'s Udo's Choice® DHA Oil Blend (United States)
- Latteria Merano/Milchhof Meran's Mente Viva™ fortified drinkable yogurt (Italy)
- Centrale Del Latte Di Brescia's Sprintissimo™ fortified drinkable yogurt (Italy)
- Life Science Nutritionals' Nutri-Kids Nutrition-to-Go™ ready-to-drink milk product (United States and Canada)
- General Mills' Yoplait Kids® yogurt and Yoplait Kids yogurt drink (United States)
- ZenSoy's Soy on the Go Soymilk (United States)
- FoodTech International's Veggie Patch™ All Natural California Veggie Burgers (United States)
- NuGo Nutrition's NuGo Organic™ snack bars (United States)
- Fuji Food Products' Fujisan sushi products (United States)
- Parmalat Australia's Vaalia brand yoghurts for infants, toddlers and adults (Australia)
- Danone S.A.'s Danonino Petit Genio children's drinkable yogurt (Spain)
- Dean Foods Company (including WhiteWave Foods) products:
    - WhiteWave Foods' Horizon Organic® Milk Plus DHA (United States)
    - WhiteWave Foods' Silk® Plus Omega-3 DHA Soymilk (United States and Canada)
    - WhiteWave Foods' Rachel's® Wickedly Delicious Yogurt (United States)
- Central Lechera Asturiana's ABC infant yogurt (Spain)
- National Foods' Pura® Kids milk product (Australia)
- Stremicks Heritage Foods™ Organic Milk Enriched with Omega-3 DHA(United States)
- Breyers Yogurt Company's Breyers Smart! Yogurt (United States)
- Minute Maid® Pomegranate Blueberry Flavored 100% fruit juice blend (United States)
- Beech-Nut® DHA Plus with life'sDHA™ baby food and cereals (United States)
- British Biologicals' Kids-Pro Nutrition Drink (India)
- Ricos® Cheese Sauce (United States)

Pregnancy and Nursing Products

- Mead Johnson Nutritionals' Expecta™ LIPIL® (United States)
- Sciele Pharma, Inc.'s prescription prenatal supplement OptiNate™ (United States)
- Mission Pharmacal's prescription prenatal supplements:
    - Citracal® Prenatal + DHA (United States)
    - Citracal® Prenatal 90 + DHA (United States)
- Vincent Foods, LLC's Oh Mama! nutrition bars (United States)
- NutraBella's Bellybar™ nutrition bars (United States)
- Everett Laboratories' prescription prenatal supplement Vitafol® -OB+DHA (United States)
- Life Fitness' Life's DHA™ Prenatal Multivitamin and DHA (United States, exclusively at CVS/pharmacy and online at CVS.com)
- British Biologicals' Pro-PL Protein Supplement (India)

For the years ended October 31, 2007, 2006 and 2005, we recognized approximately $32.0 million, $14.9 million and $15.3 million of net income, respectively, and as of October 31, 2007, our accumulated deficit was approximately $2.3 million. Although we anticipate future growth in annual sales of our nutritional oils, we are likely to continue to experience quarter-to-quarter and year-to-year fluctuations in our future operating results, some of which may be significant. The timing and extent of future oils-related revenues are largely dependent upon the following factors:

- the timing of international infant formula market introductions by our customers;
- the timing of our customers' ordering patterns;
- the timing and extent of stocking and destocking of inventory by our customers;
- the timing and extent of our customers' production campaigns and plant maintenance shutdowns;
- the timing and extent of introductions of DHA into various child and/or adult applications and the marketplace success of such applications;
- the continued acceptance, and extent thereof, of products containing our oils under WIC programs in the U.S.;
- the continued acceptance of these products by consumers and continued demand by our customers;
- the ability of our customers to incorporate our oils into various foods and beverages;
- our ability to protect against competitive products through our patents;
- competition from alternative sources of DHA and ARA; and
- agreements with other future third-party collaborators to market our products or develop new products.

As such, the likelihood, timing and extent of future profitability are largely dependent on factors such as those mentioned above, as well as others, over which we have limited or no control.

MANAGEMENT OUTLOOK

At present, we estimate that infant formula supplemented with our oils has penetrated approximately 95% of the U.S. infant formula market. As such, our revenue growth in the U.S. infant formula market is slowing. International demand for supplemented formulas, however, is increasing, particularly in Asian markets, which should drive higher revenues for Martek. We currently have exclusive, multi-year supply agreements with customers representing approximately 60% of our total product sales and we are in negotiations with other licensees in an effort to increase this percentage.

With respect to the food and beverage market, over the next several quarters, we anticipate more announcements of supply agreements with food companies that will position us for increased future sales of our oils in this market. We also expect additional launches of products containing *life'sDHA*™ and increased sales in fiscal 2008 of our oils to food, beverage and supplement customers for products promoting cognitive function and cardiovascular health. Management believes that over the next few years, non- infant formula sales will continue to expand and could ultimately represent a larger opportunity than infant formula.

Our gross margin improved in each quarter of fiscal 2007 largely due to improved pricing on ARA purchases and enhancements in our production of DHA, both of which have resulted in lower cost. We believe that this positive trend will continue in fiscal 2008 and expect gross margin to increase gradually throughout fiscal 2008, reaching 41% to 43% by the fourth quarter of 2008 as further DHA production enhancements are implemented.

On an overall basis, for fiscal 2008, we anticipate growing both revenues and profitability over 2007, with profitability growing at a faster rate than revenues primarily due to continued improvements in gross profit margins as noted above. Furthermore, we anticipate significant increases in our cash flow from operations, which in fiscal 2007 generated $46 million.

Although we expect the annual growth noted above, we are likely to experience quarter-to-quarter fluctuations in both infant formula and non-infant formula nutritional revenues due primarily to variability in customer ordering patterns and the timing of product launches.

PRODUCTION

We manufacture oils rich in DHA at our production facilities located in Winchester, Kentucky and Kingstree, South Carolina. The oils that we produce in these facilities are certified kosher by the Orthodox Union and are certified Halal by the Islamic Food and Nutrition Council of America. In addition, both manufacturing facilities have received favorable ratings by the American Institute of Baking, an independent auditor of food manufacturing facilities. Also, upon inspection of the Winchester facility, the National Oceanic and Atmospheric Administration has granted Martek a health certificate, which is required for import of products into many countries, including China and neighboring countries in the Pacific Rim. In October 2006, we restructured our plant operations following a review of the Company's production and cost structure. Under the restructuring, a substantial portion of production formerly taking place in Winchester was transferred to Kingstree. The restructuring has reduced costs and operating expenses, due to improved manufacturing efficiency and a reduction in our workforce at the Winchester site. We plan to maintain the essential redundancy of dual-plant manufacturing capacity in order to mitigate production risk and to meet future customer demand. We believe that we can bring the Winchester assets back to full production in a matter of months as required by customer demand.

Our ARA oils are purchased from DSM as manufactured at its Capua, Italy and Belvidere, New Jersey plants. Because DSM is a third-party manufacturer, we have only limited control over the timing and level of its Capua and Belvidere production volumes.

Under our agreement with DSM, annual ARA unit pricing is calculated utilizing a cost-plus approach that is based on the prior year's actual costs incurred adjusted for current year volume and cost expectations. In February 2006, we and DSM entered into an amendment to the original agreement ("the 2006 Amendment"). The 2006 Amendment established the overall economics associated with DSM's expansion at both its Belvidere, New Jersey and Capua, Italy production facilities. We guaranteed the recovery of certain costs incurred by DSM in connection with these expansions, up to $40 million, with such amount being reduced annually through December 31, 2008 (the "Recoupment Period") based upon ARA purchases by us in excess of specified minimum thresholds. As of October 31, 2007, we estimate that the guarantee amount has been reduced to approximately $25.0 million. The guarantee amount payable, if any, at the end of the Recoupment Period must be paid by January 31, 2009. The amount paid, if any, will be credited against a portion of DSM invoices for purchases made after the Recoupment Period.

In July 2007, we and DSM entered into a second amendment to the original agreement ("the 2007 Amendment"). The 2007 Amendment finalized ARA pricing to us for calendar 2007 as well as the parameters and methodologies for the establishment of ARA pricing for calendar years 2008, 2009 and, if certain criteria are met, 2010. The 2007 Amendment also established minimum ARA purchase quantities for us during calendar years 2007 and 2008. As of October 31, 2007, the value of the remaining calendar 2007 and full 2008 minimum purchase requirements are approximately $16 million and $97 million, respectively. The minimum purchase quantities for 2007 and 2008 approximate the amounts expected to be purchased by us in the normal course of business during the respective periods.

We have attempted to reduce the risk inherent in having a single supplier, such as DSM, through certain elements of our supply agreement with DSM. In connection with this agreement, we have the ability to produce, either directly or through a third party, an unlimited amount of ARA. The sale of such self-produced ARA is limited annually, however, to the greater of (i) 100 tons of ARA oil or (ii) any amounts ordered by us that DSM is unable to fulfill. We have demonstrated the ability to produce limited amounts of ARA in our plants. To further improve our overall ARA supply chain, we have directly engaged a U.S.-based provider of certain post-fermentation ARA manufacturing services. Along with our ARA downstream processing capabilities at Kingstree and Winchester, this third-party facility provides us with multiple U.S. sites for the full downstream processing of ARA.

When combining our current DHA production capabilities in Winchester and Kingstree with DSM's current ARA production capabilities in Italy and the U.S., we have production capacity for DHA and ARA products in excess of $500 million in annualized sales to the infant formula, perinatal, food and beverage and dietary supplement markets. As such, our production capabilities exceed current demand; however, we have the ability to manage production levels and, to a certain extent, control our manufacturing costs. Nonetheless, when experiencing excess capacity, we may be unable to produce the required quantities of oil cost-effectively due to the existence of significant levels of fixed production costs at our plants and the plants of our suppliers.

The commercial success of our nutritional oils will depend, in part, on our ability to manufacture these oils or have them manufactured at large scale on a routine basis and at a commercially acceptable cost. Our success will also be somewhat dependent on our ability to align our production with customer demand, which is inherently uncertain. There can also be no assurance that we will be able to continue to comply with applicable regulatory requirements, including GMP requirements. Under the terms of several of our infant formula licenses, those licensees may elect to manufacture these oils themselves. We are currently unaware of any of our licensees producing our oils or preparing to produce our oils, and estimate that it would take a licensee a minimum of one year to implement a process for making our oils.

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates and judgments, which are based on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty and, as such, actual results may differ from our estimates. We believe that the following significant accounting policies and assumptions involve a higher degree of judgment and complexity than others.

Valuation of Long-lived Assets We review our long-lived assets, including fixed assets and certain identified intangibles, for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. As of October 31, 2007, these long-lived assets had a total net book value of $363.8 million. Included in these long-lived assets are approximately $71.8 million of production equipment whose use is not currently required based on present customer demand ($87.2 million at October 31, 2006). Undiscounted cash flow analyses are used to assess impairment. The estimates of future cash flows involve considerable management judgment and are based on many assumptions for each target market, including the food and beverage market. Such assumptions include market size, penetration levels and future product margins. While management believes that its projections are reasonable and that no impairment of these assets exists, different assumptions could affect these evaluations and result in material impairment charges against the carrying value of these assets.

Revenue Recognition We derive revenue principally from two sources: product sales and contract manufacturing. We recognize product sales revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collectibility is probable and the product is shipped thereby transferring title and risk of loss. Most infant formula license contracts include an upfront license fee, a prepayment of product sales and established pricing on future product sales, which also may include discounts based on the achievement of certain volume purchases. In accordance with Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables", the consideration from these contracts is allocated based on the relative fair values of the separate elements. Revenue is recognized on product sales when goods are shipped and all other conditions for revenue recognition are met. If volume pricing discounts are deemed to be a separate element, revenue on related product shipments is recognized using the estimated average price to the customer over the term of the discount period, which requires an estimation of total production shipments over that time frame. Once the requisite volume thresholds have been satisfied, the previously recorded deferred revenue is recognized over the remaining discount period. Cash received as a prepayment on future product purchases is deferred and recognized as revenue when product is shipped. Revenue from product licenses is deferred and recognized on a straight-line basis over the term of the agreement. Royalty income is recorded when earned, based on information provided by our licensees.

Contract manufacturing revenue is recognized when goods are shipped to customers and all other conditions for revenue recognition are met. Cash received that is related to future performance under such contracts is deferred and recognized as revenue when earned.

Deferred Income Taxes We provide for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. We also recognize deferred tax assets for tax net operating loss carryforwards. These deferred tax assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when such amounts are projected to reverse or be utilized. As of October 31, 2007, our total gross deferred tax asset was $52.9 million. The realization of total deferred tax assets is contingent upon the generation of future taxable income. When appropriate, we recognize a valuation allowance to reduce such deferred tax assets to amounts more likely than not to be ultimately realized. The calculation of deferred tax assets (including valuation allowances) and liabilities requires management to apply significant judgment related to such factors as the application of complex tax laws and the changes in such laws. We have also considered our future operating results, which require assumptions such as future market penetration levels, forecasted revenues and the mix of earnings in the jurisdictions in which we operate in determining the need for a valuation allowance. We review our deferred tax assets on a quarterly basis to determine if a change to our valuation allowance is required based upon these factors. As of October 31, 2007, our deferred tax asset valuation allowance was approximately $1.5 million, which related primarily to certain state net operating loss carryforwards whose realization is uncertain. Changes in our assessment of the need for a valuation allowance could give rise to a change in such allowance, potentially resulting in material amounts of additional tax expense or benefit in the period of change.

Inventory We carry our inventory at the lower of cost or market and include appropriate elements of material, labor and indirect costs. Inventories are valued using a weighted average approach that approximates the first-in, first-out method. We regularly review inventory quantities on hand and record a reserve for excess, obsolete and "off-spec" inventory based primarily on an estimated forecast of product demand and the likelihood of consumption in the normal course of manufacturing operations. Those reserves are based on significant estimates. Our estimates of future product demand or assessments of future consumption may prove to be inaccurate, in which case we may have understated or overstated the provision required. Although we make every effort to ensure the accuracy of our forecasts and assessments, any significant unanticipated changes, particularly in demand or competition levels, could have a significant impact on the values of our inventory and our reported operating results. In addition, abnormal amounts of inventory costs related to, among other things, idle facilities, freight handling and waste material expenses are recognized as period charges and expensed as incurred. The determination of such period costs requires the use of judgment in establishing the level of production that the Company considers normal. A different conclusion as to what constitutes normal production levels could result in material changes to idle capacity expenses recognized.

Equity-Based Compensation Expense Effective November 1, 2005, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Shared-Based Payment" ("SFAS 123R"), using the modified prospective transition method, and therefore have not restated prior periods' results. Under this method, we recognize equity-based compensation expense for all share-based payment awards granted after November 1, 2005 and granted prior to but not yet vested as of November 1, 2005, in accordance with SFAS 123R. Under the fair value recognition provisions of SFAS 123R, we recognize equity-based compensation expense net of an estimated forfeiture rate and recognize compensation cost for only those shares expected to vest on a straight-line basis over the requisite service period of the award. Prior to SFAS 123R adoption, we accounted for share-based payment awards under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and, accordingly, we were required to recognize compensation expense only when options were granted with a discounted exercise price.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Management determined that our historical volatility is a better indicator of expected volatility and future stock price trends. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our equity-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the equity-based compensation expense could be significantly different from what we have recorded in the current period.

Patent Cost Capitalization We incur certain legal and related costs in connection with patent applications. If a future economic benefit is anticipated from the resulting patent or an alternate future use is available to the Company, such costs are capitalized and amortized over the expected life of the patent. We also capitalize external legal costs incurred in the defense of our patents when it is believed that the future economic benefit of the patent will be increased and a successful defense is probable. Capitalized patent defense costs are amortized over the remaining life of the related patent. Our assessment of future economic benefit and/ or a successful defense of our patents involves considerable management judgment. A different conclusion could result in material write-offs of the carrying value of these assets.

RESULTS OF OPERATIONS

Revenues

The following table presents revenues by category (in thousands):

	Year ended October 31, 2007	2006	2005
Product sales	$ 292,549	$ 255,838	$ 203,765
Contract manufacturing sales	14,264	14,816	14,087
Total revenues	$ 306,813	$ 270,654	$ 217,852

Product sales increased by $36.7 million or 14% in fiscal 2007 as compared to fiscal 2006 and increased by $52.1 million or 26% in fiscal 2006 as compared to fiscal 2005. Product sales were comprised of the following (in thousands):

	Year ended October 31, 2007	2006	2005
Infant formula market	$ 265,563	$ 240,497	$ 189,143
Food and beverage market	5,483	1,404	328
Pregnancy and nursing, nutritional supplements and animal feeds	17,439	10,121	10,638
Non-nutritional products	4,064	3,816	3,656
Total product sales	$ 292,549	$ 255,838	$ 203,765

Sales to the infant formula market increased in each of fiscal 2007, 2006 and 2005 due to continued strong demand in both the U.S. and international infant formula markets. Launches of new products and the growth of existing products containing *life'sDHA*™ resulted in higher sales to the food and beverage market in fiscal 2007 compared to prior fiscal years. In addition, sales into the pregnancy and nursing and nutritional supplements markets increased significantly in fiscal 2007 due to an overall expansion of Martek's customer base in these markets.

Approximately 80%, 83% and 88% of our product sales in fiscal 2007, 2006 and 2005, respectively, were generated by sales to Mead Johnson Nutritionals, Abbott Laboratories, Nestle and Wyeth. Although we are not given precise information by our customers as to the countries in which infant formula containing our oils is ultimately sold, we estimate that approximately 60%, 60% and 67% of our sales to infant formula licensees for fiscal 2007, 2006 and 2005, respectively, relate to sales in the U.S. The first infant formulas containing our oils were introduced in the U.S. in February 2002 and, as of October 31, 2007, we estimate that formula supplemented with our oils had penetrated approximately 95% of the U.S. infant formula market.

Although we anticipate that annual product sales will continue to grow, our future sales growth is subject to quarter-to-quarter fluctuations and is dependent to a significant degree upon the following factors: (i) the expansions of current products containing our nutritional oils by our customers in new and existing markets; (ii) the launches of new products containing our nutritional oils by current or future customers and the success in the marketplace of such launches; (iii) the timing and extent of stocking and destocking of inventory by our customers; (iv) the timing and extent of our customers' production campaigns and plant maintenance shutdowns; and (v) the availability and use by our customers and others of competitive products.

Contract manufacturing sales revenues, totaling approximately $14.3 million, $14.8 million and $14.1 million in fiscal 2007, 2006 and 2005, respectively, relate to fermentation work performed for various third parties at our Kingstree, South Carolina facility. The decline in contract manufacturing revenue in fiscal 2007 resulted from our decision to narrow contract manufacturing services to include only products with reasonable profit margins or those that we expect could have a strategic fit in the future.

As a result of the above, total revenues increased by $36.2 million or 13% in fiscal 2007 as compared to fiscal 2006 and increased by $52.8 million or 24% in fiscal 2006 as compared to fiscal 2005.

Cost of Revenues
The following table presents our cost of revenues (in thousands):

	Year ended October 31,		
	2007	2006	2005
Cost of product sales, including idle capacity costs	$ 179,367	$ 158,600	$ 120,865
Cost of contract manufacturing sales	13,952	14,676	12,516
Total cost of revenues	$ 193,319	$ 173,276	$ 133,381

Cost of product sales, including idle capacity costs, as a percentage of product sales decreased to 61% in fiscal 2007 from 62% in fiscal 2006. The decrease was due primarily to the economies of scale and margin benefits derived from the October 2006 plant restructuring and production consolidation (2%) and DHA productivity improvements (1%), offset by increases in our ARA costs (2%). Idle capacity costs were $6.9 million and $14.1 million in fiscal 2007 and 2006, respectively. Idle capacity costs represent certain fixed period costs associated with underutilized manufacturing capacity.

Cost of product sales, including idle capacity costs, as a percentage of product sales increased to 62% in fiscal 2006 from 59% in fiscal 2005. The increase was due to idle capacity charges (6%), partially offset by DHA productivity improvements (1%) and decreases in our overall cost of ARA (2%).

Cost of contract manufacturing sales, totaling $14.0 million, $14.7 million and $12.5 million in fiscal 2007, 2006 and 2005, respectively, are the costs related to the fermentation work performed for various third parties at our Kingstree, South Carolina facility. Our contract manufacturing margins vary between periods primarily due to contract mix and volume. Our contract manufacturing sales achieve significantly lower gross margins than our product sales but contribute to the recovery of our fixed overhead costs. In order to improve such margins in the future, management has narrowed the scope of these services to include only products with reasonable profit margins or those that we expect could have a strategic fit in the future.

See "Management Outlook" for discussion of expected overall profit margins for fiscal 2008.

Operating Expenses
The following table presents our operating expenses (in thousands):

	Year ended October 31,		
	2007	2006	2005
Research and development	$ 24,853	$ 24,044	$ 19,415
Selling, general and administrative	44,855	39,597	31,968
Amortization of intangible assets	6,558	2,796	2,489
Restructuring charge	853	4,729	—
Other operating expenses	1,614	1,158	7,654
Total operating expenses	$ 78,733	$ 72,324	$ 61,526

Research and Development Our research and development costs increased by $800,000 or 3% in fiscal 2007 as compared to fiscal 2006 due primarily to increased staffing and services to support product development. Our research and development efforts continue to focus on: (i) developing new food and beverage applications for *life'sDHA*™; (ii) broadening the scientific evidence supporting the benefits of *life'sDHA*™ throughout life; (iii) improving manufacturing processes; and (iv) developing new products to expand our market offerings.

Our research and development costs increased by $4.6 million or 24% in fiscal 2006 as compared to fiscal 2005. The increase was primarily due to additional costs incurred on clinical studies focusing on the cognitive benefits of DHA. Research and development expenses also included $1.2 million of non-cash equity-based compensation charges in fiscal 2006.

Selling, General and Administrative Our selling, general and administrative costs increased by $5.3 million or 13% in fiscal 2007 as compared to fiscal 2006. This increase resulted primarily from additional resources invested in our sales and marketing initiatives designed to grow our sales to infant formula customers overseas and to grow DHA markets outside of infant formula. Increased expenditures were made to expand our sales, customer support and marketing personnel (increase of $1.5 million) as well as to broaden the scope of our advertising and public relations campaigns (increase of $4.0 million).

Our selling, general and administrative costs increased by $7.6 million or 24% in fiscal 2006 as compared to fiscal 2005. The increase was largely due to higher personnel costs, including an expansion of our sales and marketing staff (increase of $3.8 million), and legal costs (increase of $1.4 million). Selling, general and administrative expenses also included $2.1 million of non-cash equity-based compensation charges in fiscal 2006.

Amortization of Intangible Assets We capitalize patent application and patent defense costs in addition to certain other external costs related to our intellectual property portfolio to the extent that we anticipate a future economic benefit or an alternate future use is available to the Company from such expenditures. We amortize these costs over the expected life of the respective assets. We recorded amortization expense related to our intangible assets of $6.6 million, $2.8 million and $2.5 million during fiscal 2007, 2006 and 2005, respectively. The increase from fiscal 2006 to fiscal 2007 resulted primarily from the amortization of the costs incurred in late fiscal 2006 related to the Nutrinova and Lonza patent infringement suits. See Item 3. "Legal Proceedings" of Part I of our Form 10-K for the year ended October 31, 2007 for further discussion.

Restructuring Charge We recognized a charge of $900,000 in fiscal 2007 and $4.7 million in fiscal 2006 resulting from the October 2006 plant restructuring. This charge primarily includes outplacement-related professional services fees and relocation costs in fiscal 2007 and employee separation costs and a write-down of certain assets supporting production in Winchester in fiscal 2006. No future costs associated with the restructuring are expected. See Note 11 to the consolidated financial statements for further discussion of this matter.

Other Operating Expenses We incurred other operating expenses of $1.6 million, $1.2 million and $7.7 million in fiscal 2007, 2006 and 2005, respectively. These costs in fiscal 2007 primarily include contract manufacturing production trials and other start-up costs. These costs were significantly lower in fiscal 2007 and 2006 as production start-up costs incurred by us have greatly diminished as a result of the completion in late 2005 of the Kingstree facility expansion. These expenditures in fiscal 2005 related primarily to production start-up costs associated with the expansion at our Kingstree facility, which included training expenses and costs related to the scale-up and validation of new equipment and production processes.

Interest and Other Income, Net

Interest and other income, net, decreased by $300,000 in fiscal 2007 as compared to fiscal 2006 and increased by $100,000 in fiscal 2006 as compared to fiscal 2005, due primarily to varying levels of cash, cash equivalents and short-term investments and changes in interest rates.

Interest Expense

Interest expense decreased by $800,000 in fiscal 2007 as compared to fiscal 2006 and increased by $2.7 million in fiscal 2006 as compared to fiscal 2005, due to varying levels of debt outstanding under our revolving credit facility and associated variable rate interest costs. As of the end of fiscal 2007, we had fully repaid our revolving credit facility. In addition, in fiscal 2006, capitalization of interest costs had largely ceased with the completion of the Kingstree expansion in fiscal 2005. See "Liquidity and Capital Resources" for further discussion.

Income Tax Provision (Benefit)

The provision for income taxes totaled $1.7 million, $8.6 million and $8.8 million in fiscal 2007, 2006 and 2005, respectively, and has been recorded based upon our effective tax rate of 36.1% in fiscal 2007 and 36.5% in fiscal 2006 and 2005.

Realization of total deferred tax assets is contingent upon the generation of future taxable income. During fiscal 2007, it was determined that certain net operating loss carryforwards, whose related deferred tax asset had previously been fully reserved, were more likely than not to be realized through the generation of future taxable income. This valuation allowance reversal resulted in an income tax benefit of $10.8 million and a decrease to goodwill of $7.4 million related to net operating loss carryforwards acquired by the Company in connection with our purchase of OmegaTech in 2002. As of October 31, 2007, the deferred tax asset valuation allowance of approximately $1.5 million relates to certain state net operating loss carryforwards whose realizability is uncertain. Should realization of these deferred tax assets become more likely than not, the resulting valuation allowance reversal would primarily be reflected as a decrease to goodwill. As of October 31, 2007, the net recorded value of our deferred tax asset was approximately $51.3 million. Realization of deferred tax assets is contingent upon the generation of future taxable income. As such, the realization of this $51.3 million asset will require the generation of approximately $150 million of future taxable income.

As of October 31, 2007, we had net operating loss carryforwards for Federal income tax purposes of approximately $160 million, which expire at various dates between 2012 and 2025. The timing and manner in which U.S. net operating loss carryforwards may be utilized may be limited if we incur a change in ownership as defined under Section 382 of the Internal Revenue Code. Although we have net operating losses available to offset future taxable income, we may be subject to Federal alternative minimum taxes.

Net Income

As a result of the foregoing, net income was $32.0 million in fiscal 2007 as compared to net income of $14.9 million in fiscal 2006 and net income of $15.3 million in fiscal 2005.

Prior to November 1, 2005, we accounted for our equity-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Effective November 1, 2005, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in fiscal 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of November 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share-based payments granted subsequent to November 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

As a result of adopting SFAS 123R on November 1, 2005, income before income taxes and net income in fiscal 2006 were $3.3 million and $2.1 million lower, respectively, than if we had continued to account for equity-based compensation under APB 25. Basic and diluted earnings per share in fiscal 2006 were each $0.06 lower than if we had continued to account for equity-based compensation under APB 25. As of October 31, 2007, there was $5.3 million of total unrecognized compensation cost related primarily to unvested restricted stock units and unvested stock options granted under our equity-based compensation plans. The cost is expected to be recognized through fiscal 2012 with a weighted average recognition period of approximately two years.

In December 2004 and January and May 2005, we modified the terms of certain outstanding and unvested stock options whose exercise prices were greater than our closing stock price on the modification dates. Total modifications served to immediately vest approximately 1.2 million unvested stock options. The accelerations enabled us to avoid recording approximately $27 million of compensation cost that would have been required to be recognized under SFAS 123R.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting and disclosure for uncertain income tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation will be effective for the fiscal year beginning November 1, 2007. We do not expect the adoption of FIN 48 to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS 157 will have on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards that require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. Other eligible items include firm commitments for financial instruments that otherwise would not be recognized at inception and non-cash warranty obligations where a warrantor is permitted to pay a third party to provide the warranty goods or services. If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, such as debt issuance costs. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS 159 will have on our consolidated financial position and results of operations.

In June 2007, the FASB ratified EITF 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-3"). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for financial statements issued for fiscal years beginning after December 15, 2007. We do not expect the adoption of EITF 07-3 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141R on our consolidated financial position and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily from the following sources:

- cash generated from operations;
- proceeds from the sale of equity securities;
- cash received from the exercise of stock options and warrants; and
- debt financing.

At October 31, 2007, our primary sources of liquidity were our cash, cash equivalents and short-term investments totaling $21.6 million as well as the $135 million available portion of our revolving credit facility. Cash, cash equivalents and short-term investments decreased $5.2 million from October 31, 2006. During fiscal 2007, we generated $45.9 million in cash from operating activities; however, this was offset by capital expenditures of $12.2 million and repayments of $36 million on our revolving credit facility. In general, we believe that our current production infrastructure can accommodate our short- and medium-term growth objectives in all material respects. As such, in total, we expect that capital expenditures over the next twelve months will not exceed $15 million.

Since our inception, we have raised approximately $420 million from public and private sales of our equity securities, as well as from option and warrant exercises. In August 2004, our shelf registration statement was declared effective by the Securities and Exchange Commission. The shelf registration statement enables us to raise funds through the offering of debt securities, preferred stock, common stock and warrants, as well as any combination thereof, from time to time and through one or more methods of distribution, in an aggregate amount of up to $200 million. In January 2005, we completed an underwritten public offering of 1,756,614 shares of our common stock at price of $49.10 per share pursuant to the shelf registration statement. Net proceeds to us, after deducting an underwriting discount and offering expenses, amounted to approximately $81.4 million. Of the proceeds, $30 million was used for the partial repayment of debt with the remainder intended to be used for capital expenditures, working capital and general corporate purposes. Remaining availability under the shelf registration statement is approximately $110 million at October 31, 2007.

The following table sets forth our future minimum payments under contractual obligations at October 31, 2007:

In thousands	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable(1)	$ 10,196	$ 1,138	$ 8,126	$ 280	$ 652
Borrowings under revolving credit facility	—	—	—	—	—
Operating lease obligations	3,566	1,054	1,904	307	301
Unconditional purchase obligations(2)	139,773	100,771	39,002	—	—
Total contractual cash obligations	$ 153,535	$ 102,963	$ 49,032	$ 587	$ 953

(1) Minimum payments above include interest and principal due under these notes.
(2) Primarily includes future inventory purchases from DSM pursuant to minimum purchase commitment (see Note 4 to Consolidated Financial Statements) and guarantee described below in "Off-Balance Sheet Arrangements."

Included within notes payable is a $10 million note with a stated interest rate of 5% that we assumed as part of the acquisition of FermPro. The note was amended in January 2004 and is now an unsecured obligation of the Company. Principal is amortized utilizing a 20-year period, with the outstanding principal due at the maturity date of December 31, 2008.

We have a $135 million secured revolving credit facility that is collateralized by accounts receivable, inventory and all capital stock of our subsidiaries and expires in September 2010. The weighted average interest rate on amounts outstanding under the credit facility was approximately 7.1%, 6.4% and 4.9% for the years ended October 31, 2007, 2006 and 2005, respectively, and the weighted average commitment fee rate on unused amounts was approximately 0.1%, 0.2% and 0.3%, respectively. Both the interest and commitment fee rates are based on LIBOR and our current leverage ratio. Among other things, the credit facility agreement contains restrictions on future debt, the payment of dividends and the further encumbrance of assets. In addition, the credit facility requires that we comply with specified financial ratios and tests, including minimum coverage ratios and maximum leverage ratios. We do not believe that these covenants restrict our ability to carry out our current business plan. As of October 31, 2007, we were in compliance with all of these debt covenants and had no outstanding borrowings under the revolving credit facility.

We believe that the revolving credit facility, when combined with our cash, cash equivalents and short-term investments of $21.6 million on-hand at October 31, 2007, and anticipated operating cash flows, will provide us with adequate capital to meet our obligations for at least the next twelve to eighteen months.

The ultimate amount of additional funding that we may require will depend, among other things, on one or more of the following factors:

- our ability to operate profitably and generate positive cash flow;
- growth in our infant formula, food and beverage and other nutritional product sales;
- the extent and progress of our research and development programs;
- the progress of pre-clinical and clinical studies;
- the time and costs of obtaining and maintaining regulatory clearances for our products that are subject to such clearances;
- the costs involved in filing, protecting and enforcing patent claims;
- competing technological and market developments;
- the development or acquisition of new products;
- the cost of acquiring additional and/or operating and expanding existing manufacturing facilities for our various products and potential products (depending on which products we decide to manufacture and continue to manufacture ourselves);
- the costs associated with our internal build-up of inventory levels;
- the costs associated with our defense against a putative securities class action and other lawsuits;
- the costs of any merger and acquisition activity; and
- the costs of marketing and commercializing our products.

We can offer no assurance that, if needed, any of our financing alternatives will be available to us on terms that would be acceptable, if at all.

OFF-BALANCE SHEET ARRANGEMENTS

We have entered into lease agreements for certain laboratory and administrative space as well as manufacturing equipment with rental payments aggregating $3.6 million over the remaining lease terms, which expire through 2011.

In February 2006, we and DSM entered into an amendment to the original agreement ("the 2006 Amendment"). The 2006 Amendment established the overall economics associated with DSM's expansion at both its Belvidere, New Jersey and Capua, Italy production facilities. We guaranteed the recovery of certain costs incurred by DSM in connection with these expansions, up to $40 million, with such amount being reduced annually through December 31, 2008 (the "Recoupment Period") based upon ARA purchases by us in excess of specified minimum thresholds. As of October 31, 2007, we estimate that the guarantee amount has been reduced to approximately $25.0 million. The guarantee amount payable, if any, at the end of the Recoupment Period must be paid by January 31, 2009. The amount paid, if any, will be credited against a portion of DSM invoices for purchases made after the Recoupment Period.

We do not engage in any other off-balance sheet financing arrangements. In particular, we do not have any interest in entities referred to as variable interest entities, which include special purpose entities and structured finance entities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk associated with changes in foreign currency exchange rates and interest rates.

A portion of the ARA we buy from DSM is denominated in euros, which exposes us to risks related to changes in exchange rates between the U.S. dollar and the euro. We expect that for fiscal 2008, approximately 25% of our ARA received from DSM will be subject to currency risk. As part of the 2007 Amendment between us and DSM, a mechanism was established by which both parties will share in the economic risks associated with exchange rate fluctuations between the U.S. dollar and the euro. In addition, we enter into foreign currency cash flow hedges to reduce the related market risk on our payment obligations. We do not enter into foreign currency cash flow hedges for speculative purposes. At October 31, 2007, we had unrealized gains on such hedge instruments totaling $203,000, net of income tax provision. Fluctuations between the U.S. dollar and the euro will impact our cost of ARA oil and gross margins. We estimate that a 5% change in the exchange rate would impact gross margins of our infant formula products by less than 0.5%.

We are subject to risk from adverse changes in interest rates, primarily relating to variable-rate borrowings used to maintain liquidity; however, at October 31, 2007, there was no variable-rate debt outstanding.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Martek Biosciences Corporation ("Martek") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Martek's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Martek's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect Martek's transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that Martek's receipts and expenditures are being made only in accordance with authorizations of Martek's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Martek's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation.

Martek's management, including the principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of Martek's internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in *Internal Control—Integrated Framework*, management concluded that Martek's internal control over financial reporting was effective as of October 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Management discussed its assessment with the Audit Committee of the Board of Directors. The effectiveness of Martek's internal control over financial reporting as of October 31, 2007 has been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report which is included herein.

/s/ Steve Dubin
Steve Dubin
Chief Executive Officer and Director

December 21, 2007

/s/ Peter L. Buzy
Peter L. Buzy
Chief Financial Officer, Treasurer and Executive Vice President for Finance and Administration

December 21, 2007

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Martek Biosciences Corporation

We have audited the accompanying consolidated balance sheets of Martek Biosciences Corporation as of October 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martek Biosciences Corporation at October 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, in fiscal year 2006, Martek Biosciences Corporation changed its method of accounting for equity-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Martek Biosciences Corporation's internal control over financial reporting as of October 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 21, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

December 21, 2007
McLean, Virginia

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Martek Biosciences Corporation

We have audited Martek Biosciences Corporation's internal control over financial reporting as of October 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martek Biosciences Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Martek Biosciences Corporation maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martek Biosciences Corporation as of October 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2007 of Martek Biosciences Corporation, and our report dated December 21, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
December 21, 2007

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED BALANCE SHEETS

In thousands, except share and per share data	October 31, 2007	October 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 16,973	$ 15,578
Short-term investments and marketable securities	4,675	11,250
Accounts receivable, net	41,643	32,746
Inventories, net	109,409	100,320
Deferred tax asset	14,549	9,487
Other current assets	8,237	8,893
Total current assets	195,486	178,274
Property, plant and equipment, net	277,915	286,922
Deferred tax asset	36,757	33,313
Goodwill	51,564	48,603
Other intangible assets, net	34,320	36,828
Other assets, net	653	14,033
Total assets	$ 596,695	$ 597,973
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 18,118	$ 21,663
Accrued liabilities	25,154	24,098
Current portion of notes payable and other long-term obligations	1,012	1,231
Current portion of deferred revenue	1,857	2,794
Total current liabilities	46,141	49,786
Long-term debt under revolving credit facility	—	36,000
Notes payable and other long-term obligations	9,310	10,277
Long-term portion of deferred revenue	9,517	9,335
Total liabilities	64,968	105,398
Commitments		
Stockholders' equity		
Preferred stock, $.01 par value, 4,700,000 shares authorized; none issued or outstanding	—	—
Series B junior participating preferred stock, $.01 par value; 300,000 shares authorized; none issued or outstanding	—	—
Common stock, $.10 par value; 100,000,000 shares authorized; 32,335,622 and 32,156,162 shares issued and outstanding, respectively	3,234	3,216
Additional paid-in capital	530,575	523,486
Accumulated other comprehensive income	203	171
Accumulated deficit	(2,285)	(34,298)
Total stockholders' equity	531,727	492,575
Total liabilities and stockholders' equity	$ 596,695	$ 597,973

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except share and per share data	Year ended October 31, 2007	2006	2005
Revenues:			
Product sales	$ 292,549	$ 255,838	$ 203,765
Contract manufacturing sales	14,264	14,816	14,087
Total revenues	306,813	270,654	217,852
Cost of revenues:			
Cost of product sales, including idle capacity costs	179,367	158,600	120,865
Cost of contract manufacturing sales	13,952	14,676	12,516
Total cost of revenues	193,319	173,276	133,381
Gross margin	113,494	97,378	84,471
Operating expenses:			
Research and development	24,853	24,044	19,415
Selling, general and administrative	44,855	39,597	31,968
Amortization of intangible assets	6,558	2,796	2,489
Restructuring charge	853	4,729	—
Other operating expenses	1,614	1,158	7,654
Total operating expenses	78,733	72,324	61,526
Income from operations	34,761	25,054	22,945
Interest and other income, net	1,144	1,490	1,428
Interest expense	(2,233)	(3,018)	(303)
Income before income tax provision	33,672	23,526	24,070
Income tax provision	1,659	8,588	8,786
Net income	$ 32,013	$ 14,938	$ 15,284
Net income per share			
Basic	$ 0.99	$ 0.47	$ 0.49
Diluted	$ 0.98	$ 0.46	$ 0.48
Weighted average common shares outstanding			
Basic	32,336,314	32,113,301	31,164,149
Diluted	32,593,125	32,343,015	32,031,503

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In thousands, except share data	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance at October 31, 2004	29,491,127	$ 2,949	$ 407,667	$ 68	$ (64,520)	$ 346,164
Issuance of common stock, net of issuance costs	1,756,614	176	81,268	—	—	81,444
Exercise of stock options	778,854	78	18,592	—	—	18,670
Equity-based compensation	—	—	36	—	—	36
Tax benefit of exercise of non-qualified stock options	—	—	7,674	—	—	7,674
Net income	—	—	—	—	15,284	15,284
Other comprehensive income:						
Change in unrealized gain on exchange rate forward contract, net of tax of $0	—	—	—	(67)	—	(67)
Comprehensive income						15,217
Balance at October 31, 2005	32,026,595	3,203	515,237	1	(49,236)	469,205
Exercise of stock options and warrants	129,567	13	2,909	—	—	2,922
Equity-based compensation	—	—	3,753	—	—	3,753
Tax benefit of exercise of non-qualified stock options	—	—	1,587	—	—	1,587
Net income	—	—	—	—	14,938	14,938
Other comprehensive income:						
Change in unrealized gain on exchange rate forward contract, net of tax of $102	—	—	—	170	—	170
Comprehensive income						15,108
Balance at October 31, 2006	32,156,162	3,216	523,486	171	(34,298)	492,575
Exercise of stock options	179,460	18	2,747	—	—	2,765
Equity-based compensation	—	—	2,710	—	—	2,710
Tax benefit of exercise of non-qualified stock options	—	—	1,632	—	—	1,632
Net income	—	—	—	—	32,013	32,013
Other comprehensive income:						
Change in unrealized gain on exchange rate forward contract, net of tax of $18	—	—	—	32	—	32
Comprehensive income						32,045
Balance at October 31, 2007	32,335,622	$ 3,234	$ 530,575	$ 203	$ (2,285)	$ 531,727

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Year ended October 31, 2007	2006	2005
Operating activities			
Net income	$ 32,013	$ 14,938	$ 15,284
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	26,466	21,672	16,494
Provision for inventory obsolescence	900	500	2,000
Deferred tax provision	1,009	8,588	8,786
Equity-based compensation expense	2,384	3,272	—
Incremental tax benefit from exercise of non-qualified stock options	(507)	(1,587)	—
Loss from disposal and write-down of assets and other	1,104	2,845	1,131
Changes in operating assets and liabilities:			
Accounts receivable	(9,129)	(5,143)	9,689
Inventories	2,336	(20,804)	(63,156)
Other assets	1,438	(4,393)	1,413
Accounts payable	(3,545)	5,002	(10,303)
Accrued liabilities	(7,642)	8,527	2,947
Deferred revenue and other liabilities	(967)	2,205	(1,429)
Net cash provided by (used in) operating activities	45,860	35,622	(17,144)
Investing activities			
Sale (purchase) of short-term investments and marketable securities, net	6,575	11,050	(9,095)
Expenditures for property, plant and equipment	(8,279)	(10,902)	(57,181)
Proceeds from sale of fluorescent detection products business	900	—	—
(Repurchase) proceeds from sale-leaseback transaction and other	(3,910)	(6,877)	4,272
Capitalization of intangible and other assets	(6,010)	(6,862)	(4,989)
Net cash used in investing activities	(10,724)	(13,591)	(66,993)
Financing activities			
Repayments of notes payable and other long-term obligations	(1,013)	(3,009)	(4,875)
Repayments under revolving credit facility, net	(36,000)	(19,000)	(30,000)
Proceeds from the issuance of common stock, net of issuance costs	—	—	81,444
Proceeds from the exercise of stock options and warrants	2,765	2,922	18,670
Incremental tax benefit from exercise of non-qualified stock options	507	1,587	—
Other	—	—	500
Net cash (used in) provided by financing activities	(33,741)	(17,500)	65,739
Net increase (decrease) in cash and cash equivalents	1,395	4,531	(18,398)
Cash and cash equivalents, beginning of year	15,578	11,047	29,445
Cash and cash equivalents, end of year	$ 16,973	$ 15,578	$ 11,047
Supplemental cash flow disclosures:			
Interest paid	$ 2,478	$ 3,625	$ 3,528
Income taxes paid	$ 530	$ 280	$ —
Notes payable issued in acquisition of land	$ —	$ —	$ 800
Accrual of contingent purchase price to be settled in shares of Martek common stock	$ 10,167	$ —	$ —

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Martek Biosciences Corporation (the "Company" or "Martek"), a Delaware corporation, was founded in 1985. The Company is a leading innovator in the development of nutritional products that promote health and wellness through every stage of life. The Company's products and services include: (1) specialty, nutritional oils for infant formula, dietary supplements and foods and beverages and (2) contract manufacturing.

Martek's nutritional oils are comprised of fatty acid components, primarily docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Research has shown that DHA and ARA may enhance mental and visual development in infants. In addition, research has shown that DHA may play a pivotal role in brain function throughout life and may reduce the risk of cardiovascular disease. Low levels of DHA in adults have also been linked to a variety of health risks, including cardiovascular problems, Alzheimer's disease and dementia. Further research is underway to assess the role of supplementation with the Company's DHA on mitigating a variety of health risks.

Martek also provides contract manufacturing services. These services are for both large and small companies and relate primarily to the production of enzymes, specialty chemicals, vitamins, agricultural specialties and intermediates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements include the accounts of Martek and its wholly-owned subsidiaries, Martek Biosciences Boulder Corporation ("Martek Boulder") and Martek Biosciences Kingstree Corporation ("Martek Kingstree"), after elimination of all significant intercompany balances and transactions. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Use of Estimates The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S. generally accepted accounting principles") requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates and judgments, which are based on historical and anticipated results and trends and on various other assumptions that the Company believes to be reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty and, as such, actual results may differ from the Company's estimates.

Segment Information The Company currently operates in one material business segment, the development and commercialization of novel products from microalgae, fungi and other microbes. The Company is managed and operated as one business. The entire business is comprehensively managed by a single management team that reports to the Chief Executive Officer. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product candidates. Accordingly, the Company does not have separately reportable segments as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Revenue Recognition The Company derives revenue principally from two sources: product sales and contract manufacturing. The Company recognizes product sales revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collectibility is probable and the product is shipped thereby transferring title and risk of loss. Most infant formula license contracts include an upfront license fee, a prepayment of product sales and established pricing on future product sales, which also may include discounts based on the achievement of certain volume purchases. In accordance with Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables", the consideration from these contracts is allocated based on the relative fair values of the separate elements. Revenue is recognized on product sales when goods are shipped and all other conditions for revenue recognition are met. If volume pricing discounts are deemed to be a separate element, revenue on related product shipments is recognized using the estimated average price to the customer. Once the requisite volume thresholds have been satisfied, the previously recorded deferred revenue is recognized over the remaining discount period. Cash received as a prepayment on future product purchases is deferred and recognized as revenue when product is shipped. Revenue from product licenses is deferred and recognized on a straight-line basis over the term of the agreement. Royalty income is recorded when earned, based on information provided by the Company's licensees. Royalty income was approximately $2.4 million, $3.6 million and $2.4 million in fiscal 2007, 2006 and 2005, respectively, and is included in product sales revenue in the consolidated statements of income.

Contract manufacturing revenue is recognized when goods are shipped to customers and all other conditions for revenue recognition are met. Cash received that is related to future performance under such contracts is deferred and recognized as revenue when earned.

Shipping Income and Costs The Company accounts for income and costs related to shipping activities in accordance with the Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." Shipping costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded, and associated costs of shipping are included in cost of product sales. Shipping and handling costs were $1.6 million, $1.0 million and $900,000 in fiscal 2007, 2006 and 2005, respectively.

Foreign Currency Transactions and Hedging Activities Foreign currency transactions are translated into U.S. dollars at prevailing rates. Gains or losses resulting from foreign currency transactions are included in current period income or loss as incurred. All material transactions of the Company are denominated in U.S. dollars with the exception of purchases of ARA from DSM Food Specialties B.V. ("DSM"), a portion of which are denominated in euros.

The Company periodically enters into foreign currency forward contracts to reduce its transactional foreign currency exposures associated with the purchases of ARA from DSM. The Company does not use derivative financial instruments for speculative purposes. These forward contracts have been designated as highly effective cash flow hedges and thus, qualify for hedge accounting under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Consequently, the resulting unrealized gains and losses are recorded as a component of other comprehensive income until exercise of the forward contracts, at which time realized gains or losses are recorded as a component of inventory until the related product is sold. As of October 31, 2007, outstanding forward contracts had notional values aggregating approximately 3.4 million euros (equivalent to $4.9 million at October 31, 2007).

Research and Development Research and development costs are charged to operations as incurred. These costs include internal labor, materials and overhead expenses associated with the Company's ongoing research and development activity as well as third-party costs for contracted work and ongoing clinical trials.

Advertising Advertising costs are expensed as incurred. Advertising costs, including print and internet-based advertising, were approximately $2.7 million in fiscal 2007 and $1.0 million in each of fiscal 2006 and 2005.

Other Operating Expenses Other operating expenses relate primarily to contract manufacturing and internal production start-up costs, including materials, training and other such costs, incurred in connection with the expansion of the Company's internal manufacturing operations and costs incurred in connection with qualification of certain third-party manufacturers. All such costs are expensed as incurred.

Deferred Income Taxes Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets are also recognized for tax net operating loss carryforwards. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when such amounts are projected to reverse or be utilized. The realization of total deferred tax assets is contingent upon the generation of future taxable income. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

Equity-Based Compensation Prior to November 1, 2005, the Company accounted for its equity-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Effective November 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method. Compensation cost recognized in fiscal 2007 and 2006 includes: (a) compensation cost for all equity-based payments granted prior to but not yet vested as of November 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all equity-based payments granted subsequent to November 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. The Company utilizes the "straight-line" method for allocating compensation cost by period.

Net Income Per Share Basic net income per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed using the weighted average number of shares of common stock outstanding, giving effect to stock options, restricted stock units and warrants using the treasury stock method.

Comprehensive Income Comprehensive income is comprised of net earnings and other comprehensive income, which includes certain changes in equity that are excluded from net income. The Company includes unrealized holding gains and losses on available-for-sale securities, if any, as well as changes in the market value of exchange rate forward contracts in other comprehensive income in the Consolidated Statements of Stockholders' Equity.

Cash and Cash Equivalents Cash equivalents consist of highly liquid investments with an original maturity from date of purchase of three months or less.

Short-Term Investments and Marketable Securities The Company has classified all short-term investments and marketable securities as available-for-sale. Unrealized gains and losses on these securities, if any, are reported as accumulated other comprehensive income, which is a separate component of stockholders' equity. Realized gains and losses are included in other income based on the specific identification method.

The Company periodically evaluates whether any declines in the fair value of investments are other than temporary. This evaluation consists of a review of several factors, including, but not limited to: length of time and extent that a security has been in an unrealized loss position; the existence of an event that would impair the issuer's future earnings potential; the near term prospects for recovery of the market value of a security; and the intent and ability of the Company to hold the security until the market value recovers. Declines in value below cost for debt securities where it is considered probable that all contractual terms of the security will be satisfied, where the decline is due primarily to changes in interest rates (and not because of increased credit risk), and where the Company intends and has the ability to hold the investment for a period of time sufficient to allow a market recovery, are not assumed to be other than temporary. If management determines that such an impairment exists, the carrying value of the investment will be reduced to the current fair value of the investment and the Company will recognize a charge in the consolidated statements of income equal to the amount of the carrying value reduction.

At October 31, 2007 and 2006, the Company's short-term investments consisted primarily of auction rate debt securities issued by state and local government-sponsored agencies. The Company's investments in these securities are recorded at cost which approximates market value due to their variable interest rates that reset approximately every 30 days. The underlying maturities of these investments range from 15 to 30 years. Despite the long-term nature of their stated contractual maturities, there is a readily liquid market for these securities and, therefore, these securities have been classified as short-term.

Fair Value of Financial Instruments The Company considers the recorded cost of its financial assets and liabilities, which consist primarily of cash and cash equivalents, short-term investments and marketable securities, accounts receivable, accounts payable, notes payable and long-term debt, to approximate the fair value of the respective assets and liabilities at October 31, 2007 and 2006.

Trade Receivables Trade receivables are reported in the consolidated balance sheets at outstanding principal less any allowance for doubtful accounts. The Company writes off uncollectible receivables against the allowance for doubtful accounts when the likelihood of collection is remote. The Company may extend credit terms up to 50 days and considers receivables past due if not paid by the due date. The Company performs ongoing credit evaluations of its customers and extends credit without requiring collateral. The Company maintains an allowance for doubtful accounts, which is determined based on historical experience, existing economic conditions and management's expectations of losses. The Company analyzes historical bad debts, customer concentrations, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Losses have historically been within management's expectations. The allowance for doubtful accounts was approximately $60,000 and $40,000 as of October 31, 2007 and 2006, respectively.

Concentration of Credit Risk and Significant Customers Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit risk with respect to accounts receivable are present due to the small number of customers comprising the Company's customer base. However, the credit risk is reduced through the Company's efforts to monitor its exposure for credit losses and by maintaining allowances, if necessary. Four customers accounted for approximately 80%, 83% and 88% of the Company's product sales in fiscal 2007, 2006 and 2005, respectively. At October 31, 2007 and 2006, four customers accounted for approximately 77% and 70%, respectively, of the Company's outstanding accounts receivable balance. Included in these amounts is one of the Company's customers that accounted for approximately 42%, 45% and 49% of total product sales in fiscal 2007, 2006 and 2005, respectively, and represented 43% of the Company's outstanding accounts receivable balance at both October 31, 2007 and 2006. Approximately 60%, 60% and 67% of the Company's sales were to domestic customers in fiscal 2007, 2006 and 2005, respectively.

Inventories Inventories are stated at the lower of cost or market and include appropriate elements of material, labor and indirect costs. Inventories are valued using a weighted average approach that approximates the first-in, first-out method. The Company analyzes both historical and projected sales volumes and, when needed, reserves for inventory that is either obsolete, slow moving or impaired. Abnormal amounts of inventory costs related to, among other things, idle facilities, freight handling and waste material expenses are recognized as period charges and expensed as incurred.

Property, Plant and Equipment Property, plant and equipment, including leasehold improvements, is stated at cost and depreciated or amortized when available for commercial use by applying the straight-line method, based on useful lives as follows:

Asset Description	Useful Life (years)
Building	15 - 30
Fermentation equipment	10 – 20
Oil processing equipment	10 – 20
Other machinery and equipment	5 – 10
Furniture and fixtures	5 – 7
Computer hardware and software	3 – 7

Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term, including renewals when probable. Costs for capital assets not yet available for commercial use have been capitalized as construction in progress. Costs for repairs and maintenance are expensed as incurred.

Patent Costs The Company has filed a number of patent applications in the U.S. and in foreign countries. Certain external legal and related costs are incurred in connection with patent applications. If a future economic benefit is anticipated from the resulting patent or an alternate future use is available to the Company, such costs are capitalized and amortized over the expected life of the patent. The Company also capitalizes external legal costs incurred in the defense of its patents when it is believed that the future economic benefit of the patent will be increased and a successful defense is probable. Capitalized patent defense costs are amortized over the remaining life of the related patent.

Goodwill and Other Intangible Assets The Company recorded goodwill and purchased intangible assets in its acquisition of OmegaTech in April 2002 and goodwill in its acquisition of FermPro in September 2003. The goodwill acquired in the OmegaTech and FermPro acquisitions is subject to the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and, accordingly, is not being amortized. In accordance with SFAS 142, goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. The Company's intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally ten to seventeen years.

Impairment of Long-Lived Assets In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating of undiscounted cash flows is done at the lowest possible level for which there is identifiable assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Recently Issued Accounting Pronouncements In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting and disclosure for uncertain income tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation will be effective for the fiscal year beginning November 1, 2007. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards that require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. Other eligible items include firm commitments for financial instruments that otherwise would not be recognized at inception and non-cash warranty obligations where a warrantor is permitted to pay a third party to provide the warranty goods or services. If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, such as debt issuance costs. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS 159 will have on its consolidated financial position and results of operations.

In June 2007, the FASB ratified EITF 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-3"). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for financial statements issued for fiscal years beginning after December 15, 2007. The Company does not expect the adoption of EITF 07-3 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on its consolidated financial position and results of operations.

Reclassification Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation. Amortization of intangible assets that was previously reported in prior periods as selling, general and administrative expense and research and development expense within operating expenses is now included as a separate line item of amortization of intangible assets. See Note 8 for discussion of intangible assets.

3. EQUITY-BASED COMPENSATION

Prior to November 1, 2005, the Company accounted for its equity-based compensation plans under the recognition and measurement provisions of APB 25, and related interpretations, as permitted by SFAS 123. Effective November 1, 2005, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified prospective transition method. Compensation cost recognized in fiscal 2007 and 2006 includes: (a) compensation cost for all equity-based payments granted prior to but not yet vested as of November 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all equity-based payments granted subsequent to November 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. The Company utilizes the "straight-line" method for allocating compensation cost by period. Results for prior periods have not been restated.

As a result of adopting SFAS 123R on November 1, 2005, the Company's income before income taxes and net income for the year ended October 31, 2007 were $2.4 million and $1.5 million lower, respectively, and for the year ended October 31, 2006 were $3.3 million and $2.1 million lower, respectively, than if the Company had continued to account for equity-based compensation under APB 25. Basic and diluted earnings per share for the year ended October 31, 2007 were each $0.05 lower and for the year ended October 31, 2006 were each $0.06 lower than if the Company had continued to account for equity-based compensation under APB 25.

The following table (in thousands, except per share amounts) illustrates the effect on net income and net income per share as if the Company had applied the fair value recognition provisions of SFAS 123 to equity-based compensation for the year ended October 31, 2005. The reported and pro forma net income and net income per share for the years ended October 31, 2007 and 2006 are the same because equity-based compensation is calculated under the provisions of SFAS 123R. The amounts for the years ended October 31, 2007 and 2006 are included in the following table only to provide net income and net income per share for a comparative presentation to the periods of the previous years. The pro forma disclosure for the year ended October 31, 2005 utilized the Black-Scholes-Merton option-pricing formula to estimate the value of the respective options with such value amortized to expense over the options' vesting periods.

	Year ended October 31,		
	2007	2006	2005
Net income, as reported	$ 32,013	$ 14,938	$ 15,284
Deduct: Total equity-based employee compensation expense determined under fair value-based methods for all awards	—	—	(58,349)
Pro forma net income (loss)	$ 32,013	$ 14,938	$ (43,065)
Net income (loss) per share:			
Basic – as reported	$ 0.99	$ 0.47	$ 0.49
Basic – pro forma	$ 0.99	$ 0.47	$ (1.38)
Diluted – as reported	$ 0.98	$ 0.46	$ 0.48
Diluted – pro forma	$ 0.98	$ 0.46	$ (1.38)

In December 2004 and January and May 2005, the Company modified the terms of certain outstanding and unvested stock options whose exercise prices were greater than Martek's closing stock price on the modification dates. Total modifications served to immediately vest approximately 1.2 million unvested stock options. The accelerations enabled the Company to avoid recording approximately $27 million of compensation cost that would have been required to be recognized under SFAS 123R.

The Company granted 281,395 restricted stock units during year ended October 31, 2007, which generally vest over periods of up to 62 months from the date of grant. The fair value of the restricted stock units granted was based on fair market value on the date of grant.

The Company did not grant any stock options during the year ended October 31, 2007. The Company has utilized the Black-Scholes-Merton valuation model for estimating the fair value of the stock options granted during all prior periods. As follows are the weighted average assumptions used in valuing the stock options granted during the years ended October 31, 2006 and 2005, and a discussion of the Company's methodology for developing each of the assumptions used:

	Year ended October 31,	
	2006	2005
Expected volatility	61.1%	62.7%
Risk-free interest rate	4.7%	3.9%
Expected life of options	5 years	5 years
Expected dividend yield	0%	0%
Forfeiture rate	1%	2%

Expected Volatility – Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses the historical volatility over the preceding five-year period to estimate expected volatility. From fiscal 2001 through fiscal 2006, the Company's annual volatility has ranged from 61.1% to 78.9% with an average of 68.1%.

Risk-Free Interest Rate – This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) for the quarter in which the option was granted.

Expected Life of Options – This is the period of time that the options granted are expected to remain outstanding. This estimate is based primarily on historical exercise data. Options granted during the years ended October 31, 2006 and 2005 have a maximum term of ten years.

Expected Dividend Yield – The Company has never declared or paid dividends on its common stock and does not anticipate paying any dividends in the foreseeable future.

Forfeiture Rate – This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimates the forfeiture rate based on past turnover data with further consideration given to the level of the employees to whom the options were granted.

As of October 31, 2007, the Company had several equity-based compensation plans, which are described below. The Company recognized $2.4 million in the year ended October 31, 2007 in compensation cost related to stock options and restricted stock units. The Company recognized $3.3 million in the year ended October 31, 2006 in compensation cost related to stock options. The total income tax benefit recognized in the income statement for equity-based compensation arrangements was approximately $900,000 and $1.2 million in the years ended October 31, 2007 and 2006, respectively. Compensation cost capitalized as part of inventory during the years ended October 31, 2007 and 2006 was approximately $300,000 and $500,000, respectively.

Equity-Based Compensation Plans

As of October 31, 2007, the Company had stock options and restricted stock units outstanding that were previously granted under the Company's 1994 Directors' Option Plan, the 1997 Stock Option Plan, the 2001 Stock Option Plan, the 2002 Stock Incentive Plan, the 2003 New Employee Stock Option Plan and the 2004 Stock Incentive Plan, collectively referred to as the "Equity-Based Compensation Plans." With exception of the 1994 Directors' Option Plan, option awards under the Equity-Based Compensation Plans are granted at prices as determined by the Compensation Committee, but shall not be less than the fair market value of the Company's common stock on the date of grant. Stock options granted include both qualified and non-qualified options and vest over a period of up to five years and have a maximum term of ten years from the date of grant. Restricted stock units granted generally vest over periods of up to 62 months from the date of grant. At October 31, 2007, approximately 1.5 million shares of common stock were available for future grants under the Equity-Based Compensation Plans.

As result of the Company's purchase of OmegaTech in 2002, the Company assumed 154,589 options from the OmegaTech, Inc. 1996 Stock Option Plan ("OmegaTech Plan"). No new options may be issued under this plan as of the date of the purchase. Under the OmegaTech Plan, exercise prices were determined by the Compensation Committee, but at an exercise price not less than the fair market value of OmegaTech's common stock on the date of grant. Stock options granted include both qualified and non-qualified options and were all 100% vested as of the purchase date. The 2003 New Employee Stock Option Plan ("2003 Plan") was adopted in conjunction with the acquisition of FermPro in 2003.

A summary of activity under the Equity-Based Compensation Plans as of October 31, 2007 and changes during the three years then ended are as follows (shares and intrinsic value in thousands):

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. The fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company's shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 5%. A summary of the Company's restricted stock units as of October 31, 2007 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value /Share
Restricted stock units at October 31, 2006	—	$ —
Granted	281	$ 22.69
Vested	—	$ —
Cancelled	(17)	$ 22.54
Restricted stock units at October 31, 2007	264	$ 22.70

As of October 31, 2007, there was $4.6 million remaining in unrecognized compensation cost related to these awards. The cost is expected to be recognized through fiscal 2012 with a weighted average recognition period of approximately two years.

Stock Options

	Number of Shares	Weighted Average Price/Share	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (years)
Options outstanding at October 31, 2004	4,050	$ 33.91		
Options exercisable at October 31, 2004	*2,138*	*$ 26.33*		
Granted	700	$ 48.69		
Exercised	(779)	$ 23.98		
Cancelled	(47)	$ 44.79		
Options outstanding at October 31, 2005	3,924	$ 38.39		
Options exercisable at October 31, 2005	*3,438*	*$ 40.14*		
Granted	59	$ 31.71		
Exercised	(98)	$ 24.92		
Cancelled	(171)	$ 40.21		
Options outstanding at October 31, 2006	3,714	$ 38.56		
Options exercisable at October 31, 2006	*3,466*	*$ 39.32*		
Granted	—	$ —		
Exercised	(179)	$ 15.34		
Cancelled	(458)	$ 44.72		
Options outstanding at October 31, 2007	3,077	$ 38.99	$ 12,060	5.5
Options exercisable at October 31, 2007	*3,009*	*$ 39.17*	*$ 11,688*	*5.5*

The weighted average fair market value of the options at the date of grant for options granted during the years ended October 31, 2006 and 2005 was $17.84 and $28.59, respectively. The total intrinsic value of stock options exercised during the years ended October 31, 2007 and 2006 was approximately $1.6 million and $600,000, respectively.

As of October 31, 2007, there was $700,000 of unrecognized compensation cost related to unvested stock options. The cost is expected to be recognized through fiscal 2011 with a weighted average recognition period of approximately one year.

4. DSM SUPPLY AND LICENSE AGREEMENT

In April 2004, the Company entered into an agreement with DSM extending the existing relationship between the two companies involving the production and supply of ARA, one of the Company's nutritional oils that it sells to its infant formula licensees. Among other things, this agreement provided for the grant to the Company by DSM of a license related to certain technologies associated with the manufacture of ARA. This grant involved a license fee totaling $10 million, which is being amortized over the 15-year term of the agreement using the straight-line method. Under the agreement, annual ARA unit pricing is calculated utilizing a cost-plus approach that is based on the prior year's actual costs incurred adjusted for current year volume and cost expectations.

In February 2006, the Company and DSM entered into an amendment to the original agreement ("the 2006 Amendment"). The 2006 Amendment established the overall economics associated with DSM's expansion at both its Belvidere, New Jersey and Capua, Italy production facilities. Martek guaranteed the recovery of certain costs incurred by DSM in connection with these expansions, up to $40 million, with such amount being reduced annually through December 31, 2008 (the "Recoupment Period") based upon ARA purchases by Martek in excess of specified minimum thresholds. As of October 31, 2007, the Company estimates that the guarantee amount has been reduced to approximately $25.0 million. The guarantee amount payable, if any, at the end of the Recoupment Period must be paid by January 31, 2009. The amount paid, if any, will be credited against a portion of DSM invoices for purchases made after the Recoupment Period.

In July 2007, the companies entered into a second amendment to the original agreement ("the 2007 Amendment"). The 2007 Amendment finalized ARA pricing to Martek for calendar 2007 as well as the parameters and methodologies for the establishment of ARA pricing for calendar years 2008, 2009 and, if certain criteria are met, 2010. The 2007 Amendment also established minimum ARA purchase quantities for Martek during calendar years 2007 and 2008. As of October 31, 2007, the value of the remaining calendar 2007 and full 2008 minimum purchase requirements are approximately $16 million and $97 million, respectively. The minimum purchase quantities for 2007 and 2008 approximate the amounts expected to be purchased by Martek in the normal course of business during the respective periods.

5. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

The Company has classified all short-term investments and marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, based on specific identification. Unrealized gains and losses on these securities, if any, are reported as accumulated other comprehensive income, which is a separate component of stockholders' equity. The Company's available-for-sale securities consist primarily of taxable municipal auction rate securities, and totaled $4.7 million and $11.3 million as of October 31, 2007 and October 31, 2006, respectively. There were no unrealized holding gains or losses or realized gains or losses during the years ended October 31, 2007, 2006 and 2005.

6. INVENTORIES

Inventories consist of the following (in thousands):

	October 31,	
	2007	2006
Finished goods	$ 57,852	$ 42,328
Work in process	48,721	66,968
Raw materials	2,836	3,024
Total inventories, net	109,409	112,320
Less: long-term portion	—	(12,000)
Inventories, net	$ 109,409	$ 100,320

Idle capacity costs totaled $6.9 million and $14.1 million for the years ended October 31, 2007 and 2006, respectively, and relate to certain fixed costs associated with the underutilized portion of the Company's production plants.

Inventory levels are evaluated by management based upon product demand, shelf-life, future marketing plans and other factors, and reserves for obsolete and slow-moving inventories are recorded for amounts that may not be realizable. Based on the Company's projected DHA sales, of the Company's non-infant formula DHA inventory on-hand, $12 million of work-in-process inventory was classified as long-term as of October 31, 2006. As of October 31, 2007, all inventory was classified as current.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

	October 31,	
	2007	2006
Land	$ 2,320	$ 2,320
Building and improvements	63,892	61,855
Machinery and equipment	256,739	248,107
Furniture and fixtures	3,143	2,716
Computer hardware and software	13,929	11,413
	340,023	326,411
Less: accumulated depreciation and amortization	(70,459)	(50,473)
	269,564	275,938
Construction in progress	8,351	10,984
Property, plant and equipment, net	$ 277,915	$ 286,922

Depreciation and amortization expense on property, plant and equipment totaled approximately $20.6 million, $18.9 million and $14.0 million for the years ended October 31, 2007, 2006 and 2005, respectively.

Assets available for commercial use that were not in productive service had a net book value of $71.8 million and $87.2 million at October 31, 2007 and 2006, respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets and related accumulated amortization consist of the following (in thousands):

	October 31, 2007			October 31, 2006		
Intangible Asset	**Gross**	**Accumulated Amortization**	**Net**	**Gross**	**Accumulated Amortization**	**Net**
Trademarks	$ 2,098	$ (691)	$ 1,407	$ 2,053	$ (545)	$ 1,508
Patents	22,226	(5,594)	16,632	19,233	(1,835)	17,398
Core technology	1,708	(569)	1,139	1,708	(455)	1,253
Current products	10,676	(3,940)	6,736	10,676	(3,228)	7,448
Licenses	10,996	(2,590)	8,406	11,091	(1,870)	9,221
Goodwill	51,564	—	51,564	48,603	—	48,603
	$ 99,268	$ (13,384)	$ 85,884	$ 93,364	$ (7,933)	$ 85,431

The changes in the carrying amount of goodwill for the year ended October 31, 2007 relate to the final allocation of purchase price of the OmegaTech acquisition earn-out contingencies and the reversal of valuation allowance associated with certain acquired net operating loss carryforwards of OmegaTech that the Company believes are more likely than not to be realized.

Core technology and current products relate to the value assigned to the products purchased as part of the OmegaTech acquisition in fiscal 2002. All amortization associated with the Company's intangible assets is reflected in amortization of intangible assets in the accompanying consolidated statements of income. Included in amortization of intangible assets is approximately $5.0 million, $1.9 million and $1.4 million in the years ended October 31, 2007, 2006 and 2005, respectively, related to assets supporting the Company's commercial products and approximately $1.2 million, $800,000 and $1.1 million related to assets supporting the Company's research and development initiatives. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for fiscal 2008 will be approximately $5.8 million and for each of the succeeding four years thereafter will be approximately $3.5 million. As of October 31, 2007, the weighted average remaining useful lives of the Company's patents, current products and licenses are 8 years, 10 years and 12 years, respectively.

The Company recorded patent amortization expense of approximately $4.2 million, $1.1 million and $800,000 in the years ended October 31, 2007, 2006 and 2005, respectively.

9. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	October 31,	
	2007	**2006**
Salaries and employee benefits	$ 9,398	$ 12,328
OmegaTech contingent share issuance	10,167	—
Inventory receipt obligations	—	3,094
Other	5,589	8,676
	$ 25,154	$ 24,098

See Note 12 for discussion of the OmegaTech contingent share issuance.

10. NOTES PAYABLE AND LONG-TERM DEBT

In September 2005, the Company entered into a $135 million secured revolving credit facility that amended and expanded the $100 million credit facility entered into in May 2004. The revolving credit facility is collateralized by accounts receivable, inventory and all capital stock of the Company's subsidiaries and expires in September 2010. The weighted average interest rate on amounts outstanding under the credit facility was approximately 7.1%, 6.4% and 4.9% for the years ended October 31, 2007, 2006 and 2005, respectively. The weighted average commitment fee rate on unused amounts was approximately 0.1%, 0.2% and 0.3% for the years ended October 31, 2007, 2006 and 2005, respectively. Both the interest and commitment fee rates are based on LIBOR and the Company's current leverage ratio. Among other things, the credit facility agreement contains restrictions on future debt, the payment of dividends and the further encumbrance of assets. In addition, the credit facility requires that the Company comply with specified financial ratios and tests, including minimum coverage ratios and maximum leverage ratios. As of October 31, 2007, the Company was in compliance with all of these debt covenants and had no outstanding borrowings under the revolving credit facility.

In connection with the purchase of certain assets and the assumption of certain liabilities of FermPro in fiscal 2003, the Company assumed a $10 million secured note. The note was amended in January 2004 and is now an unsecured obligation of the Company. The note has a stated interest rate of 5% and principal is amortized utilizing a 20-year period with the outstanding principal due at the maturity date of December 31, 2008.

The annual maturities of the Company's notes payable and long-term debt at October 31, 2007 are summarized as follows (in thousands):

Fiscal Year		
2008	$	678
2009		7,777
2010		183
2011		100
2012		105
Thereafter		521
	$	9,364

During the years ended October 31, 2007, 2006 and 2005, the Company incurred interest on borrowings of approximately $2.4 million, $3.6 million and $3.5 million, respectively, and recorded amortization of related deferred financing fees of approximately $200,000, $200,000 and $300,000, respectively. Interest costs have been capitalized to the extent that the related borrowings were used to cover the balance of projects under construction. Accordingly, during the years ended October 31, 2007, 2006 and 2005, approximately $300,000, $700,000 and $3.5 million of interest was capitalized.

The carrying amounts of notes payable and long-term debt under the revolving credit facility at October 31, 2007 and 2006 approximate their fair values based on instruments of similar terms available to the Company.

11. RESTRUCTURING CHARGE

In October 2006, the Company restructured its plant operations. Under the restructuring, a substantial portion of production capacity at the Winchester, Kentucky manufacturing facility was idled and production was transferred to the Kingstree, South Carolina manufacturing facility.

As a result of the restructuring, a charge of approximately $4.7 million was recorded in fiscal 2006. This charge includes employee separation costs of $2.0 million, a write-down of certain assets of $2.6 million and professional fees of $100,000. Employee separation costs include salary continuation, severance, medical and other benefits. The recorded asset write-down relates primarily to certain assets that formerly supported Winchester production.

Expenses associated with the restructuring totaled approximately $900,000 in fiscal 2007. These expenses are comprised primarily of outplacement-related professional services fees and personnel-related costs. No future costs associated with the restructuring are expected. The Company incurred $5.6 million in cumulative expenses associated with the restructuring.

The following table summarizes the activity related to the restructuring charge and liability for restructuring costs (in thousands):

	Employee Separation Costs	Asset Write-down	Other	Total
Initial charge in the fourth quarter of fiscal 2006	$ 2,032	$ 2,568	$ 129	$ 4,729
Cash payments	(60)	—	(55)	(115)
Asset write-down	—	(2,568)	—	(2,568)
Liability for restructuring costs at October 31, 2006	1,972	—	74	2,046
Costs incurred	—	—	853	853
Cash payments	(1,946)	—	(927)	(2,873)
Adjustments	(26)	—	—	(26)
Liability for restructuring costs at October 31, 2007	$ —	$ —	$ —	$ —

12. COMMITMENTS AND CONTINGENCIES

Leases The Company leases its Columbia, Maryland premises under an operating lease. In fiscal 2006 and 2007, the Company expanded its Columbia leased space by an additional 30%. The leases expire in January 2011. The terms of the lease include annual rent escalations of 2.5% to 3.0%.

The Company also leases its premises in Boulder, Colorado under an operating lease that expires in May 2008. The terms of the lease include annual rent escalations of 3.5%. Additionally, the Company leases certain property classified as operating leases at its Winchester, Kentucky and Kingstree, South Carolina manufacturing facilities and its Boulder offices.

Rent expense was approximately $1.9 million, $5.0 million and $4.0 million for the years ended October 31, 2007, 2006 and 2005, respectively.

Future minimum lease payments under operating leases at October 31, 2007 are as follows (in thousands):

Fiscal Year	
2008	$ 1,054
2009	951
2010	953
2011	267
2012	40
Thereafter	301
	$ 3,566

Scientific Research Collaborations The Company has entered into various collaborative research and license agreements for its non-nutritional algal technology. Under these agreements, the Company is required to fund research or to collaborate on the development of potential products. Certain of these agreements also commit the Company to pay royalties upon the sale of certain products resulting from such collaborations. Martek incurred approximately $100,000 in each of fiscal 2007, 2006 and 2005 in royalties under such agreements pertaining to the Company's fluorescent detection products.

In December 2003, the Company entered into a collaboration agreement with a Canadian biotechnology company to co-develop DHA products from plants. In January 2007, an amendment to this agreement was executed, whereby the Company acquired exclusive license rights to the plant-based DHA technology developed by the co-collaborator for a period of at least 16 years. As consideration for this exclusive license, the Company made a license payment of $750,000, subject to minimum royalties of 1.5% of gross margin, as defined, on future sales by Martek of such plant-based DHA. During the term of the license, the Company may be required to pay additional royalties of up to approximately 1.0% of gross margin, as defined, on sales of products in the future that utilize certain licensed technologies. The collaboration obligations under the agreement expired in June 2007.

Purchase Commitments The Company has entered into an agreement to purchase from a third-party manufacturer a minimum quantity of extraction services to be utilized in ARA production. The commitment expires on December 31, 2008. As of October 31, 2007, the Company's remaining obligation was approximately $3.9 million. See also Note 4 for discussion of purchase commitments to DSM.

OmegaTech Contingent Purchase Price In April 2002, the Company completed its acquisition of OmegaTech, a DHA producer located in Boulder, Colorado. In connection with the purchase, the Company issued 1,765,728 shares of the Company's common stock in exchange for all of the outstanding capital stock of OmegaTech. The aggregate purchase price for OmegaTech was approximately $54.1 million. The purchase agreement also provided for additional stock consideration of up to $40 million, subject to certain pricing adjustments, if four milestones are met. Two of these milestones relate to operating results and two relate to regulatory and labeling approvals in the U.S. and Europe. In June 2003, the conditions of one of the regulatory milestones were met, and accordingly, approximately 358,566 shares of Martek common stock, valued at approximately $14.2 million, were issued. The payment of this additional consideration was recorded as goodwill.

Since 2004, disputes have existed and litigation has been ongoing between the Company and the representative of the former OmegaTech stockholders related to whether certain of the other milestones had been achieved. In October 2007, the Company entered into a settlement with the former OmegaTech stockholders regarding the disputed contingent consideration associated with these milestones. In connection with the settlement, Martek issued 340,946 shares of Martek common stock to the former OmegaTech stockholders in December 2007. The shares issued to the former OmegaTech stockholders resulted in the recognition of approximately $10 million of additional purchase price consideration which has been recorded as goodwill by the Company. The settlement eliminates the potential for any additional shares to be issued to the former OmegaTech stockholders.

Patent Infringement Litigation In September 2003, the Company filed a patent infringement lawsuit in the U.S. District Court in Delaware against Nutrinova Nutrition Specialties & Food Ingredients GmbH ("Nutrinova") and others alleging infringement of certain of our U.S. patents. In December 2005, Nutrinova's DHA business was sold to Lonza Group LTD, a Swiss chemical and biotechnology group, and the parties agreed to add Lonza to the U.S. lawsuit. In October 2006, the infringement action in the United States was tried, and a verdict favorable to Martek was returned. The jury found that the defendants infringed all the asserted claims of three Martek patents and that these patents were valid. It also found that the defendants willfully infringed one of these patents. In October 2007, the judge upheld the October 2006 jury verdict that the defendants infringed all of the asserted claims of U.S. Patent Nos. 5,340,594 and 6,410,281 (the "'281 Patent") and that these patents were not invalid. The judge has granted a permanent injunction against the defendants with respect to those two patents. The judge also upheld the jury verdict that the defendants had acted willfully in their infringement of the '281 Patent. It is likely that the defendants will appeal the decision. Regarding the third patent involved in the case, U.S. Patent No. 6,451,567, the judge reversed the jury verdict and found that the asserted claims of this patent were invalid. Martek has requested the judge to reconsider his ruling on the third patent.

In January 2004, the Company filed a patent infringement lawsuit in Germany against Nutrinova and Celanese Ventures GmbH. Lonza Ltd. and a customer of Nutrinova have also been added to this lawsuit. The complaint alleges infringement of Martek's European patent relating to DHA-containing oils. A hearing was held in a district court in Dusseldorf in September 2007 and the court issued its decision in October 2007, ruling that Martek's patent was infringed by the defendants. The defendants have appealed, and the appeal is expected to be heard in early 2009.

In connection with these patent lawsuits, the Company has incurred and capitalized significant external legal costs. As of October 31, 2007, the patents being defended had a net book value of approximately $8.4 million, which will be amortized over a remaining period of approximately five years.

Class Action Lawsuit Since the end of April 2005, several lawsuits have been filed against the Company and certain of its officers, which have been consolidated and in which plaintiffs are pursuing as a class action. The consolidated lawsuit was filed in United States District Court for the District of Maryland and alleges, among other things, that the defendants, including the Company, made false and misleading public statements and omissions of material facts concerning the Company. In December 2007, the Company announced that it has entered into a tentative settlement of all claims in the class action litigation. If approved by the court, the settlement will result in the dismissal of the claims against all defendants. The proposed settlement of the class action will result in a cash payment to the settlement fund of $6 million, all of which will be paid for out of the proceeds of the Company's insurance policies. The parties have filed a motion in the federal court asking for approval of the proposed settlement. No assurances can be given that the settlement ultimately will be approved.

These lawsuits are further described in Item 3. "Legal Proceedings" of Part I of the Company's Form 10-K for the year ended October 31, 2007.

Other The Company is involved in various other legal actions. Management believes that these actions, either individually or in the aggregate, will not have a material adverse effect on the Company's results of operations or financial condition.

13. LICENSE AGREEMENTS

The Company has licensed certain technologies and recognized license fee revenue under various agreements. License fees are recorded as deferred revenue and amortized on a straight-line basis over the term of the agreement, generally 15 to 25 years. The Company recognized approximately $500,000 as license revenue in each of the years ended October 31, 2007, 2006 and 2005. The balance of these license fees and prepaid product purchases remaining in deferred revenue was approximately $11.4 million and $12.1 million at October 31, 2007 and 2006, respectively.

14. NET INCOME PER SHARE

Basic net income per share is computed using the weighted average number of common shares outstanding. Diluted net income per share is computed using the weighted average number of common shares outstanding, giving effect to stock options, restricted stock units and warrants using the treasury stock method.

The following table presents the calculation of basic and diluted net income per share (in thousands, except per share amounts):

	Year ended October 31,		
	2007	2006	2005
Net income	$ 32,013	$ 14,938	$ 15,284
Weighted average shares outstanding, basic	32,336	32,113	31,164
Effect of dilutive potential common shares:			
Stock options	223	230	849
Restricted stock units	34	—	—
Warrants	—	—	19
Total dilutive potential common shares	257	230	868
Weighted average shares outstanding, diluted	32,593	32,343	32,032
Net income per share, basic	$ 0.99	$ 0.47	$ 0.49
Net income per share, diluted	$ 0.98	$ 0.46	$ 0.48

Stock options to purchase approximately 2.3 million, 2.7 million and 1.7 million shares were outstanding but were not included in the computation of diluted net income per share for the years ended October 31, 2007, 2006 and 2005, respectively, because the effects would have been antidilutive.

15. STOCKHOLDERS' EQUITY

Issuance of Common Stock

In January 2005, the Company completed an underwritten public offering of 1,756,614 shares of common stock at price of $49.10 per share pursuant to a shelf registration statement. Net proceeds to the Company, after deducting an underwriting discount and offering expenses, amounted to approximately $81.4 million. Of the proceeds, $30 million was used for the partial repayment of debt.

Stockholder Rights Plan

In February 2006, the Company's Board of Directors approved the renewal of its Stockholder Rights Plan through the adoption of a new Rights Agreement. The new Rights Agreement was effective as of February 7, 2006, which was the date that Martek's then-existing Rights Agreement expired. All rights under the previous Rights Agreement were cancelled upon its expiration.

In connection with the adoption of the new Rights Agreement, preferred stock purchase rights ("Rights") were granted as a dividend at the rate of one Right for each share of the Company's common stock held of record at the close of business on February 7, 2006. Each share issued after February 7, 2006 also is accompanied by a Right. Each Right provides the holder the opportunity to purchase 1/1000th of a share of Series B Junior Participating Preferred Stock under certain circumstances at a price of $150 per share of such preferred stock. All rights expire on February 7, 2016.

At the time of adoption of the Rights Plan, the Rights were neither exercisable nor traded separately from the common stock. The Rights will be exercisable only if a person or group in the future becomes the beneficial owner of 20% or more of the common stock or announces a tender or exchange offer which would result in its ownership of 20% or more of the common stock. Ten days after a public announcement that a person or group has become the beneficial owner of 20% or more of the common stock, each holder of a Right, other than the acquiring person, would be entitled to purchase $300 worth of the common stock of the Company for each Right at the exercise price of $150 per Right, which would effectively enable such Right-holders to purchase the common stock at one-half of the then-current price.

If the Company is acquired in a merger, or 50% or more of the Company's assets are sold in one or more related transactions, each Right would entitle the holder thereof to purchase $300 worth of common stock of the acquiring company at the exercise price of $150 per Right, which would effectively enable such Right-holders to purchase the acquiring company's common stock at one-half of the then-current market price.

At any time after a person or group of persons becomes the beneficial owner of 20% or more of the common stock, the Board of Directors, on behalf of all stockholders, may exchange one share of common stock for each Right, other than Rights held by the acquiring person.

The Board of Directors may authorize the redemption of the Rights, at a redemption price of $.001 per Right, at any time until ten days (as such period may be extended or shortened by the Board) following the public announcement that a person or group of persons has acquired beneficial ownership of 20% or more of the outstanding common stock.

The Rights Agreement provides that at least once every three years the Board of Directors will review and evaluate the Rights Agreement in order to consider whether the maintenance of the Rights Agreement continues to be in the interests of the Company and its stockholders.

16. INCOME TAXES

The income tax provision consisted of the following (in thousands):

	Year ended October 31,		
	2007	2006	2005
Current provision:			
Federal	$ 530	$ 280	$ —
State	43	11	8
Deferred provision:			
Federal	850	8,098	8,503
State	236	199	275
Income tax provision	$ 1,659	$ 8,588	$ 8,786

The difference between the tax provision and the amount that would be computed by applying the statutory Federal income tax rate to income before taxes is attributable to the following (in thousands):

	Year ended October 31,		
	2007	2006	2005
Federal income tax expense at 35%	$ 11,785	$ 8,234	$ 8,425
State taxes, net of Federal benefit	351	210	283
Change in valuation allowance	(10,841)	—	—
Other	364	144	78
Income tax provision	$ 1,659	$ 8,588	$ 8,786

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as net operating loss carryforwards. Significant components of the Company's net deferred income taxes are as follows (in thousands):

	October 31,	
	2007	2006
Deferred tax assets:		
Accruals and reserves	$ 1,546	$ 1,815
Patents and trademarks	—	309
Net operating loss carryforwards	61,484	66,437
Deferred revenue	4,064	4,271
Equity-based compensation	2,100	1,306
Other	318	79
Total assets	69,512	74,217
Deferred tax liabilities:		
Property, plant and equipment	(11,476)	(8,863)
Patents and trademarks	(1,257)	—
Acquired intangibles	(2,813)	(3,051)
Goodwill	(1,096)	(816)
Other	(14)	(101)
Total liabilities	(16,656)	(12,831)
Total deferred tax asset	52,856	61,386
Valuation allowance	(1,550)	(18,586)
Deferred tax asset, net of valuation allowance	51,306	42,800
Less: current deferred tax asset	(14,549)	(9,487)
Long-term deferred tax asset	$ 36,757	$ 33,313

Realization of total deferred tax assets is contingent upon the generation of future taxable income. During fiscal 2007, it was determined that certain net operating loss carryforwards, whose related deferred tax asset had previously been fully reserved, were more likely than not to be realized through the generation of future taxable income. This valuation allowance reversal resulted in an income tax benefit of $10.8 million and a decrease to goodwill of $7.4 million related to net operating loss carryforwards acquired by the Company in connection with its purchase of OmegaTech in 2002. As of October 31, 2007, the deferred tax asset valuation allowance of approximately $1.5 million relates to certain state net operating loss carryforwards whose realizability is uncertain. Should realization of these deferred tax assets become more likely than not, the resulting valuation allowance reversal would primarily be reflected as a decrease to goodwill.

In connection with its implementation of SFAS 123R on November 1, 2006, the Company adopted the tax law method for determining the order in which deductions, carryforwards and credits are realized by the Company. The Company recorded increases to additional paid-in capital of approximately $1.6 million and $4.9 million in fiscal 2007 and fiscal 2006, respectively, which related to the realization of the excess tax deduction associated with exercises of non-qualified stock options. In accordance with SFAS 123R, deferred tax assets associated with these deductions are only recognized to the extent that they reduce current taxes payable. To the extent these stock option deductions do not reduce taxes payable, the unrecognized benefit is not reflected within the Company's consolidated balance sheets. As of October 31, 2007, the Company has approximately $400,000 of unrecognized benefits from stock options related to net operating loss carryforwards that is available for utilization in future periods.

As of October 31, 2007, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $160 million, which expire at various dates between 2012 and 2025. The timing and manner in which U.S. net operating loss carryforwards may be utilized may be limited if the Company incurs a change in ownership as defined under Section 382 of the Internal Revenue Code. Although the Company has net operating losses available to offset future taxable income, the Company may be subject to Federal alternative minimum taxes.

17. EMPLOYEE 401(K) PLAN

The Company maintains an employee 401(k) Plan (the "Plan"). The Plan, which covers all employees 21 years of age or older, stipulates that participating employees may elect an amount up to 100% of their total compensation to contribute to the Plan, not to exceed the maximum allowable by Internal Revenue Service regulations. The Company may make "matching contributions" equal to a discretionary percentage up to 3% of a participant's salary, based on deductions of up to 6% of a participant's salary. All amounts deferred by a participant under the 401(k) Plan's salary reduction feature vest immediately in the participant's account while contributions the Company may make would vest over a five-year period in the participant's account. The Company contribution was approximately $900,000, $900,000 and $800,000 for the years ended October 31, 2007, 2006 and 2005, respectively.

18. QUARTERLY FINANCIAL INFORMATION (unaudited)

Quarterly financial information for fiscal 2007 and 2006 is presented in the following table (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007				
Total revenues	$ 70,261	$ 76,686	$ 77,846	$ 82,020
Cost of revenues	46,392	50,009	47,898	49,020
Income from operations	4,758	8,077	9,905	12,021
Net income	2,750	4,869	6.126	18,268(1)
Net income per share, basic	0.09	0.15	0.19	0.56(1)
Net income per share, diluted	0.08	0.15	0.19	0.55(1)
2006				
Total revenues	$ 62,892	$ 70,218	$ 70,358	$ 67,186
Cost of revenues	39,489	44,293	44,952	44,542
Income (loss) from operations	8,015	8,962	7,640	437(2)
Net income (loss)	4,770	5,451	4,615	102(2)
Net income (loss) per share, basic	0.15	0.17	0.14	0.00
Net income (loss) per share, diluted	0.15	0.17	0.14	0.00

(1) In the fourth quarter of fiscal 2007, Martek recognized an income tax benefit of $10.8 million related to the reversal of valuation allowance (see Note 16).
(2) In the fourth quarter of fiscal 2006, Martek recognized a charge of $4.7 million related to the restructuring of plant operations (see Note 11).

BOARD OF DIRECTORS

Robert J. Flanagan (Chairman)
Executive Vice President of Clark Enterprises

James R. Beery
Senior Of Counsel, Covington & Burling
Former Senior Vice President and General Counsel of GlaxoSmithKline

Harry J. D'Andrea
Administrative General Partner of Valhalla Partners

Steve Dubin
Chief Executive Officer of Martek

Polly B. Kawalek
Former President of Quaker Foods

Jerome C. Keller
Former Senior Vice President, Sales and Marketing of Martek

Douglas J. MacMaster, Jr.
Former Senior Vice President of Merck

Robert H. Mayer
Former Chief Executive Officer of Genencor International
Former President of Danisco USA

Eugene H. Rotberg
Former Executive Vice President of Merrill Lynch
Former Treasurer of World Bank

EXECUTIVE OFFICERS

Steve Dubin
Chief Executive Officer

David M. Abramson
President

Peter L. Buzy
Executive Vice President, Chief Financial Officer and Treasurer

Peter A. Nitze
Executive Vice President, Chief Operating Officer

Barney B. Easterling
Senior Vice President, Manufacturing

Tim Fealey, Ph.D.
Senior Vice President and Chief Innovation Officer

David M. Feitel
Senior Vice President and General Counsel

CORPORATE HEADQUARTERS

Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
410.740.0081

LEGAL COUNSEL

Hogan & Hartson LLP
111 South Calvert Street
Baltimore, Maryland 21202

INDEPENDENT AUDITORS

Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102

STOCK TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.368.5948

ANNUAL MEETING

The 2008 Annual Meeting of Stockholders will be held at Loyola College Columbia, Room 360/362, 8990 McGaw Road, Columbia, Maryland 21045 on Thursday, March 13, 2008 at 11:00 a.m.

INVESTOR RELATIONS

Shareholders may obtain, at no charge, a copy of Martek Biosciences Corporation's Form 10-K, filed with the Securities and Exchange Commission, at the Company's website: www.martek.com, or by writing to:

Investor Relations
6480 Dobbin Road
Columbia, Maryland 21045

MARTEK
life enriched.

Martek Biosciences Corporation
6480 Dobbin Road
Columbia, MD 21045
410-740-0081
www.martek.com

To order products,
call 1-800-662-6339

END